UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2015

Commission file number 1-12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2015

ITEM 1 - FINANCIAL STATEMENTS

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Revenues	611,617	490,183	1,750,276	1,448,931
Voyage expenses	(29,935)	(34,183)	(79,495)	(102,634)
Vessel operating expenses	(213,656)	(206,086)	(599,229)	(608,986)
Time-charter hire expense	(43,021)	(16,898)	(98,281)	(42,904)
Depreciation and amortization	(130,812)	(106,835)	(371,715)	(313,666)
General and administrative expenses	(29,022)	(31,585)	(100,706)	(106,408)
Asset impairments (note 7b)	—	(4,759)	(15,996)	(4,759)
Loan loss recoveries (note 7b)	—	—	—	2,521
Gain on sale of vessels, equipment and other assets (note 7a)	—	1,217	1,643	10,670
Restructuring charges (note 12)	(3,994)	(2,665)	(12,378)	(3,060)

Income from vessel operations	161,177	88,389	474,119	279,705
Interest expense	(62,450)	(52,206)	(176,184)	(151,195)
Interest income	2,161	2,786	4,890	5,362
Realized and unrealized loss on non-designated derivative instruments (note 15)	(109,667)	(5,792)	(129,301)	(128,371)
Equity income	14,995	39,932	75,645	102,697
Foreign exchange (loss) gain (notes 8 and 15)	(20,218)	19,497	(4,312)	16,557
Other (loss) income (note 13)	(164)	(1,671)	(178)	5,846

Net (loss) income before income taxes	(14,166)	90,935	244,679	130,601
Income tax expense (note 16)	(2,450)	(3,111)	(2,207)	(9,102)

Net (loss) income	(16,616)	87,824	242,472	121,499
Less: Net loss (income) attributable to non-controlling interests	4,381	(85,450)	(198,559)	(162,600)

Net (loss) income attributable to shareholders of Teekay Corporation	(12,235)	2,374	43,913	(41,101)

Per common share of Teekay Corporation (note 17)
• Basic (loss) income attributable to shareholders of Teekay Corporation	(0.17)	0.03	0.60	(0.57)
• Diluted (loss) income attributable to shareholders of Teekay Corporation	(0.17)	0.03	0.60	(0.57)
• Cash dividends declared	0.5500	0.3163	1.1825	0.9488
Weighted average number of common shares outstanding (note 17)
• Basic	72,706,285	72,393,072	72,651,401	71,925,307
• Diluted	72,706,285	73,736,393	73,293,113	71,925,307

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands of U.S. Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Net (loss) income	(16,616)	87,824	242,472	121,499

Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized loss on marketable securities	(15)	(394)	(444)	(602)
Unrealized (loss) gain on qualifying cash flow hedging instruments	(5,918)	160	(6,562)	(1,904)
Pension adjustments, net of taxes	3,219	247	3,031	115
Foreign exchange gain (loss) on currency translation	305	131	(348)	88
Amounts reclassified from accumulated other comprehensive (loss) income to equity income:
Realized loss on qualifying cash flow hedging instruments	586	389	1,539	1,171

Other comprehensive (loss) income	(1,823)	533	(2,784)	(1,132)

Comprehensive (loss) income	(18,439)	88,357	239,688	120,367
Less: Comprehensive loss (income) attributable to non-controlling interests	7,900	(85,832)	(195,244)	(162,152)

Comprehensive (loss) income attributable to shareholders of Teekay Corporation	(10,539)	2,525	44,444	(41,785)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except share and per share amounts)

	As at	As at
	September 30,	December 31,
	2015	2014
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	789,699	806,904
Restricted cash	81,190	33,653
Accounts receivable, including non-trade of $10,084 (2014 - $49,707) and related party balance of $39,145 (2014 - $38,616)	344,387	378,193
Assets held for sale (note 7a)	15,092	—
Net investment in direct financing leases (note 5)	25,959	20,823
Prepaid expenses and other	111,300	69,470
Current portion of loans to equity-accounted investees	11,067	26,209

Total current assets	1,378,694	1,335,252

Restricted cash - non-current	70,232	85,698
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $2,917,458 (2014 - $2,627,499)	8,539,829	6,307,971
Vessels under capital leases, at cost, less accumulated amortization of $54,937 (2014 – $50,898)	89,799	91,776
Advances on newbuilding contracts and conversion costs (notes 10a)	726,265	1,706,500

Total vessels and equipment	9,355,893	8,106,247

Net investment in direct financing leases - non-current (note 5)	664,478	684,130
Loans to equity-accounted investees and joint venture partners, bearing interest between nil to 8%	182,341	227,217
Derivative assets (note 15)	13,771	14,415
Equity-accounted investments (notes 4c, 4d, 4f and 10c)	876,383	873,421
Other non-current assets	309,158	274,595
Intangible assets – net	117,474	94,666
Goodwill	168,571	168,571

Total assets	13,136,995	11,864,212

LIABILITIES AND EQUITY
Current
Accounts payable	88,054	85,290
Accrued liabilities	382,633	394,759
Current portion of derivative liabilities (note 15)	232,520	203,957
Current portion of long-term debt (note 8)	1,463,215	654,134
Current obligation under capital leases	60,245	4,422
Current portion of in-process revenue contracts	31,705	23,414

Total current liabilities	2,258,372	1,365,976

Long-term debt (note 8)	5,919,986	6,082,364
Long-term obligation under capital leases	—	59,128
Derivative liabilities (note 15)	528,225	422,182
In-process revenue contracts	126,264	149,998
Other long-term liabilities (note 16)	394,961	383,089

Total liabilities	9,227,808	8,462,737

Commitments and contingencies (notes 4b, 4e, 5, 8, 10 and 15)
Redeemable non-controlling interest (note 10e)	260,298	12,842
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,706,738 shares outstanding (2014 - 72,500,502); 73,505,938 shares issued (2014 - 73,299,702)) (note 9)	774,270	770,759
Retained earnings	157,063	355,867
Non-controlling interest	2,745,323	2,290,305
Accumulated other comprehensive loss (note 14)	(27,767)	(28,298)

Total equity	3,648,889	3,388,633

Total liabilities and equity	13,136,995	11,864,212

Subsequent events (note 19)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2015	2014
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	242,472	121,499
Non-cash items:
Depreciation and amortization	371,715	313,666
Amortization of in-process revenue contracts	(18,605)	(30,446)
Unrealized loss on derivative instruments	134,165	80,759
Gain on sale of vessels, equipment and other assets	(1,643)	(10,670)
Asset impairments and loan loss recoveries (note 7b)	15,996	2,238
Equity income, net of dividends received	14,485	(87,120)
Income tax expense	2,207	9,102
Unrealized foreign exchange gain and other	(119,098)	(87,443)
Change in operating assets and liabilities	22,822	34,712
Expenditures for dry docking	(30,961)	(55,134)

Net operating cash flow	633,555	291,163

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	1,754,394	2,095,834
Prepayments of long-term debt	(465,199)	(786,890)
Scheduled repayments of long-term debt (note 8)	(542,855)	(691,861)
Decrease in restricted cash	(31,592)	(565)
Net proceeds from equity issuances of subsidiaries (note 6)	560,019	145,228
Equity contribution by joint venture partner	5,500	26,267
Issuance of common stock upon exercise of stock options	1,164	53,544
Distributions paid from subsidiaries to non-controlling interests	(257,369)	(245,852)
Cash dividends paid	(85,896)	(68,077)
Other financing activities	(6,987)	(4,658)

Net financing cash flow	931,179	522,970

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(1,571,520)	(732,889)
Proceeds from sale of vessels and equipment and other	8,918	167,274
Purchase of SPT (net of cash acquired $377) (note 4b)	(46,961)	—
Purchase of ALP (net of cash acquired of $294) (note 4f)	—	(2,322)
Purchase of Logitel (net of cash acquired of $8,089) (note 4c)	—	4,090
Investment in equity-accounted investments	(34,528)	(64,509)
Loan repayments (advances) from/to joint ventures and joint venture partners	54,334	(88,483)
Investment in cost accounted investment	—	(25,000)
Other investing activities	7,818	18,942

Net investing cash flow	(1,581,939)	(722,897)

(Decrease) increase in cash and cash equivalents	(17,205)	91,236
Cash and cash equivalents, beginning of the period	806,904	614,660

Cash and cash equivalents, end of the period	789,699	705,896

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars)

	TOTAL EQUITY
	Thousands	Common		Accumu-
	of Shares	Stock and		lated Other			Redeemable
	of Common	Additional		Compre-	Non-		Non-
	Stock	Paid-in	Retained	hensive	controlling		controlling
	Outstanding	Capital	Earnings	Loss	Interests	Total	Interest
	#	$	$	$	$	$	$
Balance as at December 31, 2014	72,501	770,759	355,867	(28,298)	2,290,305	3,388,633	12,842

Net income			43,913		198,559	242,472
Reclassification of redeemable non-controlling interest in net income					(8,206)	(8,206)	8,206
Other comprehensive loss				531	(3,315)	(2,784)
Dividends declared			(86,204)		(246,869)	(333,073)	(10,500)
Reinvested dividends	1	6				6
Exercise of stock options and other (note 9)	205	1,164				1,164
Employee stock compensation (note 9)		2,341				2,341
Dilution losses on public offerings of Teekay Offshore, Teekay LNG and Teekay Tankers (note 6)			(156,513)			(156,513)
Additions to non-controlling interest from equity contributions and other					514,849	514,849	249,750

Balance as at September 30, 2015	72,707	774,270	157,063	(27,767)	2,745,323	3,648,889	260,298

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 29, 2015. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the nine months ended September 30, 2015, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

2.	Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 was adopted on January 1, 2015. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when they transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (or ASU 2015-02), which eliminates the deferral of certain consolidation standards for entities considered to be investment companies, modifies the consolidation analysis performed on limited partnerships and modifies the impact of fee arrangements and related parties on the determination of the primary beneficiary of a variable interest entity. ASU 2015-02 is effective for interim and annual periods beginning after December 15, 2015. ASU 2015-02 may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply ASU 2015-02 retrospectively. The Company is evaluating the effect of adopting this new accounting guidance.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Deferred debt issuance costs of line-of-credit arrangements may continue to be presented as an asset and subsequently amortized ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015. Early adoption is permitted and the application of this standard is to be applied on a retrospective basis. The Company is evaluating the effect of adopting this new accounting guidance.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments (or ASU 2015-16) to simplify the accounting for business combinations, specifically as it relates to measurement-period adjustments. Acquiring entities in a business combination must now recognize measurement-period adjustments in the reporting period in which the adjustment amounts are determined, instead of retroactively adjusting prior periods. ASU 2015-16 is effective for the Company beginning January 1, 2016, however earlier application is permitted for financial statements that have not been issued. The actual impact of adoption will depend on the amount of measurement period adjustments in future periods.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

3.	Segment Reporting

The Company has four primary lines of business, which consist of offshore logistics (shuttle tankers, floating storage and offtake (or FSO) units, units for maintenance and safety (or UMS), long-distance towing and offshore installation vessels and the HiLoad DP unit), offshore production (floating production, storage and off-loading (or FPSO) units), liquefied gas carriers (liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers) and conventional tankers. The allocation of capital and assessment of performance of the Company’s assets is done first from the perspective of these lines of business, which are operated by the Company’s internal business units. The Company manages these businesses for the benefit of all stakeholders. However, the Company also allocates capital and assesses performance from the separate perspectives of our publicly-traded subsidiaries Teekay Offshore Partners, L.P. (or Teekay Offshore), Teekay LNG Partners, L.P. (or Teekay LNG), Teekay Tankers Ltd. (or Teekay Tankers) (together, the Daughter Companies) and Teekay and its remaining subsidiaries (or Teekay Parent). Historically, the Company’s organizational structure and internal reporting has been primarily based on the lines of business (the Line of Business approach), resulting in the Company’s segment disclosure presentation on a lines-of-business basis, without reference to the legal entities. With the establishment of the Daughter Companies and subsequent dropdown of vessels from Teekay Parent to the Daughter Companies, the Company’s organizational structure and internal reporting has gradually evolved to focus less on lines of business and more on the Daughter Companies and Teekay Parent (the Legal Entity approach). As a result of an internal re-organization that was completed in the third quarter of 2015, the primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is now the Legal Entity approach. As such, the Company has modified the presentation of its segments to incorporate the Legal Entity approach. However, the Company has continued to incorporate the Line of Business approach within its segments, as in certain cases there is more than one line of business in each Daughter Company and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows. All segment information for prior periods has been retroactively adjusted to be consistent with the change in segment presentation beginning with the third quarter of 2015.

The following table includes results for the Company’s revenue and income from vessel operations by segment for the periods presented in these financial statements.

	Revenue				Income (Loss) from Vessel Operations(2)
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,		September 30,
	2015	2014	2015	2014	2015	2014	2015	2014
Teekay Offshore
Offshore Logistics(1)	168,160	157,830	488,073	474,117	33,026	33,718	111,707	107,596
Offshore Production	137,888	92,801	377,885	259,922	34,695	26,330	113,381	63,752
Conventional Tankers(1)	8,006	7,811	24,313	25,039	3,797	2,493	11,893	9,815
Teekay LNG
Liquefied Gas Carriers(1)	75,142	76,687	228,542	229,253	37,698	40,309	113,516	116,678
Conventional Tankers	23,273	24,089	65,807	74,336	4,499	5,362	17,634	20,428
Teekay Tankers
Conventional Tankers(1)	125,369	53,470	336,841	159,662	44,743	6,013	128,715	37,284
Teekay Parent
Offshore Production	61,568	63,998	196,895	170,551	(18,012)	(23,208)	(40,252)	(83,185)
Conventional Tankers(1)	16,236	20,634	51,122	67,668	324	(4,888)	3,840	(8,176)
Other(1)	20,696	21,270	56,609	74,242	18,939	730	10,328	13,983
Eliminations and other	(24,721)	(28,407)	(75,811)	(85,859)	1,468	1,530	3,357	1,530

	611,617	490,183	1,750,276	1,448,931	161,177	88,389	474,119	279,705

(1)

Certain vessels are chartered between the Daughter Companies and Teekay Parent. The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the three and nine months ended September 30, 2015 and 2014 is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Teekay Offshore—Offshore Logistics	9,585	8,602	28,097	25,131
Teekay Offshore—Conventional Tankers	8,006	7,812	24,313	23,883
Teekay LNG—Liquefied Gas Carriers	7,727	9,556	27,735	28,358
Teekay Tankers—Conventional Tankers	—	3,754	—	11,056
Teekay Parent—Conventional Tankers	1,218	—	1,218	—

	26,536	29,724	81,363	88,428

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30, 2015	December 31, 2014
	$	$
Teekay Offshore—Offshore Logistics	2,667,611	2,194,546
Teekay Offshore—Offshore Production	2,749,282	1,267,076
Teekay Offshore—Conventional Tankers	135,786	150,109
Teekay LNG—Liquefied Gas Carriers	3,494,982	3,395,759
Teekay LNG—Conventional Tankers	367,066	381,838
Teekay Tankers—Conventional Tankers	1,861,133	1,002,562
Teekay Parent—Offshore Production	731,434	2,165,287
Teekay Parent—Conventional Tankers	140,471	138,504
Teekay Parent—Other	19,223	31,328
Cash	789,699	806,904
Other assets not allocated	268,904	419,851
Eliminations	(88,596)	(89,552)

Consolidated total assets	13,136,995	11,864,212

4.	Investments

a)	Principal Maritime

In August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers Corporation (or Principal Maritime). As of September 30, 2015, 10 of the vessels had been delivered for a total purchase price of $556.1 million, consisting of $515.6 million in cash and approximately 6.1 million shares of Teekay Tankers’ Class A common stock with a value of $40.5 million. The remaining two vessels were delivered in October 2015 for a total purchase price of $105.2 million, consisting of $96.4 million in cash and approximately 1.1 million shares of Teekay Tankers’ Class A common stock with a value of $8.8 million. During August 2015, Teekay Tankers placed into an escrow account a deposit of $10.4 million for the two vessels acquired in October 2015. This deposit is included in other non-current assets on the Company’s consolidated balance sheet as of September 30, 2015. To finance the cash portion of the acquisition price, Teekay Tankers secured a $397.2 million loan facility maturing January 29, 2016, of which $334.6 million has been drawn as of September 30, 2015. In addition, Teekay Tankers has issued approximately 13.6 million shares of its Class A common stock for net proceeds of $90.6 million, including approximately 4.5 million shares which were issued to Teekay Parent. Teekay Tankers financed the remainder of the cash purchase price with existing liquidity.

b)	Acquisition of Ship-to-Ship Transfer Business

On July 31, 2015, Teekay Tankers acquired a ship-to-ship transfer business (or SPT) from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of Teekay Tankers’ Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. This acquisition establishes Teekay Tankers as a global player in the ship-to-ship (or STS) transfer business, which is expected to increase Teekay Tankers’ fee-based revenue and its overall fleet utilization. SPT owns and operates a fleet of six STS support vessels and has one chartered-in Aframax tanker.

The acquisition of SPT was accounted for using the acquisition method of accounting, based upon preliminary estimates of fair value.

The following table summarizes the preliminary estimates of fair values of the SPT assets acquired and liabilities assumed by Teekay Tankers on the acquisition date. Teekay Tankers is continuing to obtain information to finalize estimated fair value of the SPT assets acquired and liabilities assumed and expects to complete this process as soon as practicable, but no later than one year from the acquisition date.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

As at
July 31, 2015
$
ASSETS
Cash, cash equivalents and short-term restricted cash	1,292
Accounts receivable	10,332
Prepaid expenses and other current assets	3,763
Vessels and equipment	6,475
Other assets	143
Intangible assets subject to amortization	32,259

Total assets acquired	54,264

Accounts payable	(3,650)
Accrued liabilities	(3,276)

Total liabilities assumed	(6,926)

Net assets acquired	47,338

Operating results of SPT are reflected in the Company’s consolidated financial statements commencing July 31, 2015, the effective date of acquisition. Pro forma revenues and net income if the acquisition of SPT had occurred at the beginning of 2014 would not be materially different than actual operating results reported. Teekay Tankers has a practice of establishing customer relationships through contracts, although such contracts are generally short-term in nature for the STS transfer business. Teekay Tankers has ascribed value to the customer relationships assumed as part of the acquisition of the STS transfer business. Aggregate amortization expense of intangible assets relating to this acquisition for the three and nine months ended September 30, 2015 was $0.8 million, which is included in depreciation and amortization. The Company’s prior 50% interest in SPT was remeasured to its estimated fair value on the acquisition date and the resulting gain of $8.7 million was recognized in equity income in July 2015.

c)	Acquisition of Logitel Offshore Holding AS

In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel). The purchase price for the shares of Logitel consisted of $4.0 million in cash paid at closing and a potential additional cash amount of up to $27.6 million, subject to reductions of some or all of this potential additional amount if certain performance criteria are not met, primarily relating to the construction of three UMS ordered from the COSCO (Nantong) Shipyard (or COSCO) in China (see Note 11).

Teekay Offshore committed to acquire three UMS ordered from COSCO for a total cost of approximately $584 million, including estimated site supervision costs and license fees to be paid to Sevan Marine ASA (or Sevan) to allow for use of its cylindrical hull design in these UMS, and $30.0 million from Teekay Offshore’s assumption of Logitel’s obligations under a bond agreement from Sevan. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (or Petrobras) in Brazil for the first UMS, the Arendal Spirit, which delivered in February 2015 and commenced its contract with Petrobras in June 2015. The second UMS is currently under construction and in August 2014 Teekay Offshore exercised one of its existing six options with COSCO to construct a third UMS. During the second quarter of 2015, Teekay Offshore exercised its option to defer the delivery of its second UMS newbuilding by up to one year. During this period, COSCO will maintain and preserve this unit for the account of Teekay Offshore, including Teekay Offshore incurring interest at 5.0% per annum on the unpaid balance of the final yard installment. In addition, Teekay Offshore exercised its option to defer the delivery and all related construction work of its third UMS by 120 days. Teekay Offshore expects to secure charter contracts for the remaining two UMS newbuildings prior to their respective deferred deliveries in the fourth quarter of 2016 and the first quarter of 2017.

Teekay Offshore has assumed Logitel’s obligations under a bond agreement from Sevan as part of this acquisition. The bond is non-interest bearing and is repayable in amounts of $10.0 million within six months of delivery of each of the three UMS ordered from COSCO, for a total of $30.0 million, of which $10.0 million has been repaid as of September 30, 2015. If Logitel orders additional UMS with the Sevan cylindrical design, Logitel will be required to pay Sevan up to $11.9 million for each of the next three UMS ordered. If the fourth of six options with COSCO is not exercised by its option expiry date on November 30, 2016, Sevan has a one-time option to receive the remaining two options with COSCO.

The acquisition of Logitel was accounted for using the acquisition method of accounting, based upon finalized estimates of fair value.

The following table summarizes the preliminary and final valuations of the Logitel assets and liabilities on the acquisition date. The estimates of fair values of the Logitel assets acquired and liabilities assumed by Teekay Offshore were finalized during the second quarter of 2015.

(in thousands of U.S. Dollars)	Preliminary Valuation		Final Valuation
	August 11, 2014	Adjustments	August 11, 2014
	$	$	$
ASSETS
Cash and cash equivalents	8,089	—	8,089
Prepaid expenses	640	—	640
Advances on newbuilding contracts	46,809	(2,239)	44,570
Intangible assets	—	1,000	1,000

Total assets acquired	55,538	(1,239)	54,299

LIABILITIES
Accrued liabilities	4,098	—	4,098
Long-term debt	26,270	1,330	27,600

Total liabilities assumed	30,368	1,330	31,698

Net assets acquired	25,170	(2,569)	22,601

Cash consideration	4,000	—	4,000

Contingent consideration	21,170	(2,569)	18,601

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

Operating results of Logitel are reflected in the Company’s consolidated financial statements commencing August 11, 2014, the effective date of acquisition. Pro forma revenues and net income if the acquisition of Logitel had occurred at the beginning of 2014 would not be materially different than actual operating results reported.

d)	Teekay LNG – Yamal LNG Joint Venture

In July 2014, Teekay LNG through a new 50/50 joint venture with China LNG Shipping (Holdings) Limited (or China LNG) (or the Yamal LNG Joint Venture), ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia. The six LNG carriers are scheduled to deliver at various times between the first quarter of 2018 and the first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options.

As at September 30, 2015, Teekay LNG has contributed $96.9 million of capital to the Yamal Joint Venture to fund its newbuilding installments (December 31, 2014 – 95.3 million), representing Teekay LNG’s proportionate share.

e)	Teekay LNG – BG International Limited Joint Venture

In June 2014, Teekay LNG acquired from BG International Limited (or BG) its ownership interests in four 174,000-cubic meter LNG carrier newbuildings. Through this transaction, Teekay LNG has a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the remaining two LNG carrier newbuildings (collectively, the BG Joint Venture). The four vessels are scheduled to deliver between September 2017 and January 2019, and, upon delivery, will each operate under 20-year fixed-rate time-charter contracts, plus extension options with Methane Services Limited, a wholly-owned subsidiary of BG.

f)	Teekay Offshore Acquisition of ALP Maritime Services B.V.

In March 2014, Teekay Offshore acquired 100% of the shares of ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four SX-157 Ulstein Design ultra-long distance towing and offshore installation vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. Teekay Offshore is committed to acquire these newbuildings for a total cost of approximately $258 million.

Teekay Offshore acquired ALP for a purchase price of $2.6 million, which was paid in cash, and also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings, which are scheduled for delivery throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. Teekay Offshore has the option to pay up to 50% of this compensation through the issuance of common units of Teekay Offshore. Each of the contingent compensation amounts are payable only if the three shareholders are employed by ALP at the time performance conditions are met. These contingent compensation costs were $0.2 million and $0.2 million, for the three months ended September 30, 2015 and 2014, respectively, and $ 0.5 million and $0.4 million, for the nine months ended September 30, 2015 and 2014, respectively, and were recorded in general and administrative expenses in the Company’s consolidated statements of (loss) income. Teekay Offshore also incurred a $1.0 million fee to a third party associated with the acquisition of ALP in the first quarter of 2014, which has been recognized in general and administrative expenses during 2014.

The acquisition of ALP was accounted for using the acquisition method of accounting, based upon finalized estimates of fair value.

The following table summarizes the finalized estimates of fair values of the ALP assets acquired and liabilities assumed by Teekay Offshore on the acquisition date.

(in thousands of U.S. Dollars)	As at
March 14, 2014
$
ASSETS
Cash and cash equivalents	294
Other current assets	404
Advances on newbuilding contracts	164
Other assets—long-term	395
Goodwill	2,032

Total assets acquired	3,289

LIABILITIES
Current liabilities	387
Other long-term liabilities	286

Total liabilities assumed	673

Net assets acquired	2,616

Consideration	2,616

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including the employees’ experience, skills and abilities. Operating results of ALP are reflected in the Company’s consolidated financial statements commencing March 14, 2014, the effective date of the acquisition. From the date of acquisition to September 30, 2014, Teekay Offshore recognized $0.4 million of revenue and $1.8 million of net loss, respectively, resulting from this acquisition. On a pro forma basis for the Company for the nine months ended September 30, 2014, there would be no material changes to revenues and net income giving effect to Teekay Offshore’s acquisition of ALP as if it had taken place on January 1, 2014.

g)	Tanker Investments Ltd.

In January 2014, Teekay and Teekay Tankers formed Tanker Investments Ltd. (or TIL), which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery of the tanker market. In connection with TIL’s formation, Teekay and Teekay Tankers in the aggregate purchased 5.0 million shares of TIL common stock, representing an initial 20% interest in TIL, for $50.0 million and received stock purchase warrants entitling them to purchase up to 1.5 million additional shares of common stock of TIL (see Note 15). The stock purchase warrants are derivative assets for accounting purposes which had a value of $10.8 million as at September 30, 2015. Teekay also received one Series A-1 preferred share and Teekay Tankers received one Series A-2 preferred share, each of which entitles the holder to elect one board member of TIL. The preferred shares do not give the holder a right to any dividends or distributions of TIL. The Company accounts for its investment in TIL using the equity method. As of September 30, 2015, Teekay and Teekay Tankers ownership interests in TIL totaled 16.24%.

5.	Vessel Charters

Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving Teekay LNG a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. In addition to Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers (which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2014), the minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at September 30, 2015, for the Company’s chartered-in and chartered-out vessels were as follows:

	Remainder of 2015	2016	2017	2018	2019
	(in millions of U.S. Dollars)
Charters-in—operating leases	34.5	99.5	43.7	0.4	—
Charters-in—capital leases	1.9	7.7	31.0	27.3	—

	36.4	107.2	74.7	27.7	—

Charters-out—operating leases (1)	378.4	1,295.5	1,310.8	1,257.3	1,199.9
Charters-out—direct financing leases	21.0	83.9	207.9	173.7	39.1

	399.4	1,379.4	1,518.7	1,431.0	1,239.0

(1)

The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after September 30, 2015, revenue from unexercised option periods of contracts that existed on September 30, 2015 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

6.	Equity Financing Transactions

During the nine months ended September 30, 2015, Teekay Offshore completed preferred unit offerings and also completed equity issuances under a continuous offering program, Teekay LNG completed equity issuances under a continuous offering program and Teekay Tankers completed public and private offerings and also completed equity issuances under a continuous offering program.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received $
Nine Months Ended September 30, 2015
Teekay Offshore Preferred B Units Offering	125,000	—	(4,210)	120,790
Teekay Offshore Preferred C Units Offering	250,000	—	(250)	249,750
Teekay Offshore Continuous Offering Program	3,213	(64)	(6)	3,143
Teekay LNG Continuous Offering Program	35,413	(708)	(865)	33,840
Teekay Tankers Public Offering	13,716	—	(31)	13,685
Teekay Tankers Continuous Offering Program	79,984	—	(1,813)	78,171
Teekay Tankers Private Placement	101,114	—	—	101,114

In addition to the issuances of equity to third parties noted in the table above, Teekay purchased $30.0 million or 4.5 million shares of Class A common stock of Teekay Tankers for Teekay Tankers to partially finance the acquisition of 12 modern Suezmax tankers from Principal Maritime (see Note 4a), $300.0 million or 14.4 million common units of Teekay Offshore for Teekay Offshore to partially finance the July 1, 2015 acquisition of the Petrojarl Knarr FPSO from Teekay and $45.5 million or 6.5 million shares of Class B common stock of Teekay Tankers to finance the acquisition of SPT (see Note 4b). These increases in Teekay’s ownership interest of Teekay Tankers and Teekay Offshore have been accounted for as equity transactions. Therefore, no gains or losses were recognized in the Company’s consolidated statements of (loss) income as a result of these purchases. However, the carrying amount of the non-controlling interests’ share of Teekay Offshore and Teekay Tankers increased by an aggregate of $168.1 million and retained earnings decreased by $168.1 million to reflect the increase in Teekay’s ownership interest in Teekay Offshore and Teekay Tankers and the increase in the carrying value of Teekay Offshore’s and Teekay Tankers’ total equity. This adjustment to non-controlling interest and retained earnings was primarily the result of Teekay Offshore’s 14.4 million common units being issued to Teekay at fair value, which was significantly greater than the carrying value.

7.	Vessel Sales, Asset Impairments and Provisions

a)	Sale of Vessels and Other Assets

During the nine months ended September 30, 2015, Teekay Offshore sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Company’s consolidated statement of (loss) income for the nine months ended September 30, 2015, includes a $1.6 million gain related to the sale of this vessel. This gain is included in the Company’s Teekay Offshore – Offshore Logistics segment.

During the three months ended September 30, 2015, the Company classified a conventional tanker, the Mahanadi Spirit, as held for sale on its consolidated balance sheet, as a result of the expected sale of the vessel. As of September 30, 2015, the estimated fair market value of the vessel was in excess of its carrying value.

During the three months ended September 30, 2014, the Company sold an office building. The Company’s consolidated statement of (loss) income for the three and nine months ended September 30, 2014, includes a $1.2 million gain on sale related to this office, which is included in the Company’s Teekay Parent – Offshore Production segment.

During nine months ended September 30, 2014, Teekay Tankers sold two wholly-owned subsidiaries, each of which owns one VLCC, to TIL for aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. Teekay Tankers used a portion of the proceeds from this transaction to prepay $152.0 million on one of its revolving credit facilities and the remainder of the proceeds was used for general corporate purposes. During three months ended June 30, 2014, Teekay Tankers realized a net gain of $10.0 million from the sale of the two subsidiaries to TIL.

During the nine months ended September 30, 2014, the Company sold four 2009-built Suezmax tankers that were part of the Company’s Teekay Parent – Conventional Tankers segment. These vessels were classified as held for sale on the consolidated balance sheet as at December 31, 2013, with their net book values written down to their sale proceeds. During the six months ended June 30, 2014, the Company realized a net loss of $0.5 million from the sale of these vessels.

In October 2014, Teekay Offshore classified a shuttle tanker, the Navion Norvegia, as held for sale, as a result of the expected sale of the vessel to a joint venture held between Teekay Offshore and a joint venture partner and was included in the Company’s Teekay Offshore – Offshore Logistics segment. The sale occurred during the fourth quarter of 2014. As at September 30, 2014, the expected net proceeds from the sale of the vessel exceeded the carrying value of the vessel and as such, Teekay Offshore had not adjusted the value of the vessel.

b)	Asset Impairments and Loan Loss Recoveries

During the nine months ended September 30, 2015, the carrying value of one of Teekay Offshore’s 1992-built shuttle tankers was written down to its estimated fair value using an appraised value. The write-down was a result of the expected sale of the vessel. The Company’s consolidated statement of (loss) income for the nine months ended September 30, 2015, includes a $1.7 million write-down related to this vessel. The write-down is included in Company’s Teekay Offshore—Offshore Logistics segment. As at September 30, 2015, the Company classified this vessel as held for sale on its consolidated balance sheet.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

During the nine months ended September 30, 2015, the carrying value of one of Teekay Offshore’s 1999-built shuttle tankers was written down to its estimate fair value using an appraised value. The write-down was a result of a change in the operating plan of the vessel. The Company’s consolidated statement of (loss) income for the nine months ended September 30, 2015, includes a $13.8 million write-down related to this vessel. The write-down is included in the Company’s Teekay Offshore—Offshore Logistics segment.

During the three months ended September 30, 2014, the carrying value of one of Teekay Offshore’s 1990s-built shuttle tanker was written down to its estimated fair value, using an appraised value. The write-down was the result of the vessel charter contract expiring in early-2015. The Company’s consolidated statement of (loss) income for the three and nine months ended September 30, 2014, includes a $4.8 million write-down related to this vessel, which is included in the Company’s Teekay Offshore—Offshore Logistics segment.

During the nine months ended September 30, 2014, the Company reversed a $2.5 million loss provision for an amount receivable related to an FPSO front-end engineering and design study completed in 2013, as this receivable was recovered in the nine months ended September 30, 2014.

8.	Long-Term Debt

	September 30, 2015	December 31, 2014
	$	$
Revolving Credit Facilities	1,617,353	1,766,822
Senior Notes (8.5%) due January 15, 2020	390,954	390,712
Norwegian Kroner-denominated Bonds due through May 2020	728,085	697,798
U.S. Dollar-denominated Term Loans due through 2026	3,885,945	3,103,255
U.S. Dollar Bonds due through 2024	508,264	492,918
Euro-denominated Term Loans due through 2023	252,600	284,993

Total	7,383,201	6,736,498
Less current portion	1,463,215	654,134

Long-term portion	5,919,986	6,082,364

As of September 30, 2015, the Company had 11 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $1.8 billion, of which $0.2 billion was undrawn. Interest payments are based on LIBOR plus margins; at September 30, 2015 and December 31, 2014, the margins ranged between 0.45% and 3.95%. At September 30, 2015 and December 31, 2014, the three-month LIBOR was 0.33% and 0.26%, respectively. The total amount available under the Revolvers reduces by $78.4 million (remainder of 2015), $515.8 million (2016), $526.8 million (2017), $680.9 million (2018) and $47.4 million (2019). The Revolvers are collateralized by first-priority mortgages granted on 45 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts. Other related security includes 23.8 million common units of Teekay Offshore and 25.2 million common units of Teekay LNG owned by Teekay which secure a $500 million credit facility.

The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with an original principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% Notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. During 2014, the Company repurchased the principal amount of $57.3 million of the 8.5% Notes at a premium of $7.7 million and such amount is reflected in other income in the Company’s consolidated statements of income (loss) as shown in Note 14 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.

Prior to 2015, Teekay Offshore, Teekay LNG and Teekay had issued in the Norwegian bond market a total of Norwegian Kroner (or NOK) 5.2 billion of senior unsecured bonds that mature between October 2015 and January 2019. As at September 30, 2015, the total carrying amount of the bonds was $610.7 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 4.00% to 5.75%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 4.94% to 7.49%, and the transfer of principal fixed at $894.6 million upon maturity in exchange for NOK 5.2 billion (see Note 15).

In May 2015, Teekay LNG issued in the Norwegian bond market NOK 1,000 million in senior unsecured bonds that mature in May 2020. As of September 30, 2015, the carrying amount of the bonds was $117.4 million. The interest payments on the bonds are based on NIBOR plus a margin of 3.70%. Teekay LNG entered into a cross currency swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 5.92%, and the transfer of the principal amount fixed at $134.0 million upon maturity in exchange for NOK 1,000 million (see Note 15). The net proceeds from the bond offering were used for general partnership purposes. The bonds are listed on the Oslo Stock Exchange.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

As of September 30, 2015, the Company had 25 U.S. Dollar-denominated term loans outstanding, which totaled $3.9 billion in aggregate principal amount (December 31, 2014 – $3.1 billion). Certain of the term loans with a total outstanding principal balance of $30.5 million as at September 30, 2015 (December 31, 2014 – $37.8 million) bear interest at a weighted-average fixed rate of 4.8% (December 31, 2014 – 4.8%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At September 30, 2015 and December 31, 2014, the margins ranged between 0.3% and 3.25%. At September 30, 2015 and December 31, 2014, the three-month LIBOR was 0.33% and 0.26%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 22 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 64 (December 31, 2014 – 34) of the Company’s vessels, together with certain other security. In addition, at September 30, 2015, all but $66.8 million (December 31, 2014 – $79.3 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

During May 2014, Teekay Offshore issued $300 million in senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of September 30, 2015, the carrying amount of the bonds was $300.0 million. The bonds were listed on the New York Stock Exchange in June 2014. The interest payments on the bonds are fixed at a rate of 6.0%.

In September 2013 and November 2013, Teekay Offshore issued a total of $174.2 million of ten-year senior bonds that mature in December 2023 and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. Teekay Offshore makes semi-annual repayments on the bonds and as of September 30, 2015, the carrying amount of the bonds was $160.8 million.

In February 2015, Teekay Offshore issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of September 30, 2015, the carrying amount of the bonds was $28.9 million. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit to which the bonds relate, together with other related security.

In August 2014, Teekay Offshore assumed Logitel’s obligations under a bond agreement from Sevan as part of the acquisition. The bonds are retractable at par at any time by Teekay Offshore. As of September 30, 2015, the carrying amount of the bond was $18.5 million.

The Company has two Euro-denominated term loans outstanding, which, as at September 30, 2015, totaled 226.0 million Euros ($252.6 million) (December 31, 2014 – 235.6 million Euros ($285.0 million)). The Company is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At September 30, 2015 and December 31, 2014, the margins ranged between 0.6% and 2.25% and the one-month EURIBOR at September 30, 2015 was (0.11)% (December 31, 2014 – 0.02%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized foreign exchange losses of $20.2 million (2014 – $19.5 million gain) and $4.3 million (2014 – $16.6 million gain) during the three and nine months ended September 30, 2015, respectively.

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at September 30, 2015 was 3.0% (December 31, 2014 – 3.2%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and 11 loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2015, these ratios ranged from 140.4% to 1,016.9% compared to their minimum required ratios of 105% to 135%. The vessel values used in these ratios are appraised values provided by third parties where available, or are prepared by the Company based on second-hand sale and purchase market data or are determined using a depreciated replacement cost approach. Changes in the conventional tanker market, FPSO market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at September 30, 2015 and December 31, 2014, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at September 30, 2015, this aggregate amount was $411.0 million (December 31, 2014 - $368.1 million). As at September 30, 2015, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

Teekay’s $500 million revolving credit facility, of which $262.0 million was drawn at September 30, 2015, is secured by common units of Teekay Offshore and Teekay LNG that are owned by Teekay. On October 5, 2015, Teekay finalized with its lenders an amendment to its existing equity margin revolving credit facility to increase the collateral package under the facility by pledging additional common units of Teekay Offshore owned by Teekay and shares of Class A common stock of Teekay Tankers owned by Teekay and modifying the required loan to value ratio. If, as a result of a decline in the aggregate market value of the pledged securities, the outstanding balance of the loans exceeds the loan-to-value ratio, the Company must prepay amounts under the facility. As of November 11, 2015, after giving effect to the amendment, $278.3 million was drawn under this facility and $62.3 million was undrawn.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to September 30, 2015, are $222.8 million (remainder of 2015), $1.4 billion (2016), $1.2 billion (2017), $1.7 billion (2018), $770.2 million (2019) and $2.1 billion (thereafter).

9.	Capital Stock

The authorized capital stock of Teekay at September 30, 2015 and December 31, 2014 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at September 30, 2015, Teekay had no shares of preferred stock issued. During the nine months ended September 30, 2015, Teekay issued 0.2 million shares of common stock upon the exercise or issuance of stock options, restricted stock units and restricted stock awards.

During the nine months ended September 30, 2015 and 2014, the Company granted 267,981 and 15,243 stock options with exercise prices of $43.99 and $56.76 per share, respectively, 64,988 and 81,388 restricted stock units with fair values of $2.9 million and $4.6 million, respectively, 61,774 and 50,689 performance shares both with a fair value of $3.4 million, and 22,502 and 18,230 shares of restricted stock awards, respectively, both with a fair value of $1.0 million, to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit, restricted stock award and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance shares vest two or three years from the grant date. Upon vesting, the value of the restricted stock units, restricted stock awards and performance shares are paid to each grantee in the form of shares or cash. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.

The weighted-average grant-date fair value of stock options granted during March 2015 was $7.74 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 31.1%; expected life of five years; dividend yield of 4.4%; risk-free interest rate of 1.4%; and estimated forfeiture rate of 12.8%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

Share-based Compensation of Subsidiaries

During the nine months ended September 30, 2015 and 2014, 14,603 and 9,482 common units of Teekay Offshore, 10,447 and 9,521 common units of Teekay LNG and 51,948 and 17,073 shares of Class A common stock of Teekay Tankers, with aggregate values of $1.0 million and $0.8 million, respectively, were granted and issued to the non-management directors of the general partners of Teekay Offshore and Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2015 and 2014.

Teekay Offshore, Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Offshore, Teekay LNG and Teekay Tankers. During March 2015 and 2014, Teekay Offshore and Teekay LNG granted phantom unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 101,543 and 67,569 units of Teekay Offshore, 32,054 and 31,961 units of Teekay LNG and 187,746 and 586,014 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $4.2 million and $5.7 million, respectively, based on Teekay Offshore, Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each phantom unit or restricted stock unit is equal in value to one of Teekay Offshore’s, Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement, in which case the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax. During March 2015, Teekay Tankers granted 58,434 stock options with an exercise price of $5.39 per share to an officer of Teekay Tankers. Each stock option granted in March 2015 has a ten-year term and vests equally over three years from the grant date. During June 2014, Teekay Tankers granted 110,829 stock options with an exercise price of $4.25 per share to an officer of Teekay Tankers. Each stock option granted in June 2014 has a ten-year term and vests equally over three years from the grant date. During March 2014, Teekay Tankers granted 152,346 stock options with an exercise price of $4.10 per share to non-management directors of Teekay Tankers. Each stock option granted in March 2014 has a ten-year term and vests immediately.

10.	Commitments and Contingencies

a)	Vessels Under Construction

As at September 30, 2015, the Company was committed to the construction of 11 LNG carriers, four long-haul towage vessels, two UMS, three shuttle tankers, one FSO conversion and one FPSO upgrade for a total cost of approximately $3.6 billion, excluding capitalized interest and other miscellaneous construction costs. Vessels in which the Company holds an interest through non-wholly owned joint ventures are excluded from the above amounts and are described on Note 10c. Two LNG carriers are scheduled for delivery in 2016, three LNG carriers are scheduled for delivery in 2017, four LNG carriers are scheduled for delivery in 2018 and two LNG carriers are scheduled for delivery in 2019, four long-haul towage vessels are scheduled for delivery in 2016, two UMSs are scheduled for delivery in the fourth quarter of 2016 and the first quarter of 2017, three shuttle tankers are expected to be delivered in the fourth quarter of 2017 through the first half of 2018, the one FSO conversion is scheduled for completion in early-2017 and the one FPSO upgrade is scheduled for completion in mid-2016. As at September 30, 2015, payments made towards these commitments totaled $675.2 million (excluding $21.2 million of capitalized interest and other miscellaneous construction costs). As at September 30, 2015, the remaining payments required to be made under these newbuilding and conversion capital commitments were $154.8 million (remainder of 2015), $890.1 million (2016), $1.0 billion (2017), $619.4 million (2018) and $237.8 million (2019).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

b)	Purchase Obligations

In August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime. As of September 30, 2015, 10 of the vessels had been delivered for a total purchase price of $556.1 million, consisting of $515.6 million in cash and approximately 6.1 million shares of the Company’s Class A common stock or $40.5 million. The remaining two vessels were delivered in October 2015 for a total purchase price of $105.2 million, consisting of $96.4 million in cash and approximately 1.1 million shares of Teekay Tankers’ Class A common stock or $8.8 million. A deposit of $10.4 million was placed in an escrow account for the two vessels acquired in October 2015. This deposit is included in other non-current assets in the Company’s balance sheet as of September 30, 2015. To finance the cash portion of the acquisition price, Teekay Tankers secured a $397.2 million loan facility maturing January 29, 2016, of which $334.6 million was drawn as of September 30, 2015. In addition, during the three months ended September 30, 2015, Teekay Tankers issued approximately 13.6 million shares of its Class A common stock for net proceeds of $90.6 million, including approximately 4.5 million shares which were issued to Teekay Parent. The remainder of purchase price has been financed with Teekay Tankers’ existing liquidity.

In October 2014, Teekay Offshore, through its wholly-owned subsidiary ALP, agreed to acquire six on-the-water, long-distance towing and offshore installation vessels for approximately $222 million. The vessels were built between 2006 and 2010 and are all equipped with dynamic positioning capabilities. Teekay Offshore took delivery of the six vessels during the nine months ended September 30, 2015 for a total price of $222 million, of which $145.6 million was debt financed, $69.4 million was financed through existing liquidity and $7.0 million is to be paid in November 2015, subject to the vessels earning target charter rates from the time of acquisition through to November 2015. As at September 30, 2015, payments made towards these commitments totaled $215.0 million and the amount of the remaining payments required to be made is $7.0 million (remainder of 2015), which can be reduced based on actual vessel charter rates earned relative to a target pre-established with the seller.

c)	Joint Ventures

a) As described in Note 4e, Teekay LNG acquired an ownership interest in the BG Joint Venture and, as part of the acquisition, agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. As at September 30, 2015, Teekay LNG incurred $3.5 million, net of reimbursement from BG, relating to shipbuilding and crew training services. The remaining estimated amounts to be incurred for the shipbuilding and crew training obligation, net of the reimbursement from BG, are $2.5 million (remainder of 2015), $4.2 million (2016), $3.8 million (2017), $4.1 million (2018) and $0.4 million (2019).

In addition, the BG Joint Venture has a $787.0 million debt facility to finance a portion of the estimated fully built-up cost of $1.0 billion for its four newbuilding carriers, with the remaining portion to be financed pro-rata based on ownership interests by Teekay LNG and the other partners. As at September 30, 2015, Teekay LNG’s proportionate share of the remaining newbuilding installments, net of the financing, totaled $0.3 million (remainder of 2015), $7.9 million (2016), $15.0 million (2017), $17.3 million (2018) and $6.3 million (2019).

As described in Note 4d, Teekay LNG through the Yamal LNG Joint Venture, has a 50% ownership interest in six 172,000-cubic meter ARC7 LNG carrier newbuildings that have an estimated total fully built-up cost of approximately $2.1 billion. As at September 30, 2015, Teekay LNG’s proportionate costs incurred under these newbuilding contracts totaled $99.5 million and Teekay LNG’s proportionate share of the estimated remaining costs to be incurred is $0.3 million (remainder of 2015), $74.3 million (2016), $97.5 million (2017), $356.5 million (2018), $214.3 million (2019) and $198.3 million (thereafter). The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to its 50/50 joint venture with Odebrecht Oil & Gas S.A (or Odebrecht). The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with a consortium led by Petrobras. The FPSO conversion is expected to cost approximately $1.0 billion. As at September 30, 2015, payments made by the joint venture towards these commitments totaled $140.2 million and the remaining payments required to be made by the joint venture are $204.3 million (remainder of 2015), $638.3 million (2016) and $22.0 million (2017). Teekay Offshore intends to finance its share of the conversion through long-term debt financing within the joint venture and, to a lesser extent, with its existing liquidity and proceeds from equity issuances. The joint venture secured a $248 million short-term loan in late-2014, which is expected to be refinanced in December 2015 with a long-term debt facility of $804 million for the FPSO unit.

Teekay, through a 50/50 joint venture (or the KT Maritime Joint Venture) with Kotug International B.V., has a 50% ownership interest in three infield support vessels type ART100-42 towage newbuildings that have an estimated total cost of approximately $55.5 million and are expected to deliver during the first half of 2016. Teekay’s proportionate costs to be incurred under these newbuilding contracts total $27.8 million. As at September 30, 2015, payments made by Teekay towards these commitments totaled $7.9 million and the remaining payments required to be made by Teekay are $19.9 million (2016).

d)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, other than with respect to the two items noted below, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

Teekay Nakilat Capital Lease

As described under Note 10 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014, Teekay LNG owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture) that was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements for the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain the lessor’s agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit with the lessor as security against any future claims.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges resulted in a court decision from the First Tribunal on January 2012 regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. However, HMRC appealed the 2013 decision to the Court of Appeal and in August 2014, HMRC was successful in having the judgment of the First Tribunal (in favor of the taxpayer) set aside. Taking into account the appellate court’s comments on the earlier judgment, the First Tribunal reconsidered the matter and ruled in favor of HMRC in a decision released on August 14, 2015. The taxpayer in this particular ruling has the election to appeal the First Tribunal’s decision, but it is unclear whether such an appeal has been filed since that information is not currently publically available. If the lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, Teekay LNG’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

Petrojarl Banff Storm Damage

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, Teekay declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire while the necessary repairs and upgrades were completed and the weather permitted re-installation of the unit on the Banff field. The Company does not have off-hire insurance covering the Banff FPSO. The repairs and upgrades were completed in 2014, and the Banff FPSO unit resumed production on the Banff field in July 2014. In May 2015, the Company entered into a commercial settlement agreement with the charterer whereby the charterer agreed to contribute approximately $55 million towards the upgrade costs. No claims remain outstanding on this matter.

e)	Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. This redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at September 30, 2015.

In July 2015, Teekay Offshore issued 10.4 million 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or Series C Preferred Units) in a private placement for net proceeds of $249.8 million. At any time after the 18 month anniversary of the closing date, at the election of each holder, the Series C Preferred Units may be converted on a one-for-one basis into common units of Teekay Offshore. Pursuant to the partnership agreement, distributions on the Series C Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. The Series C Preferred Units may be redeemed in cash if a change of control occurs in Teekay Offshore. As a result, the Series C Preferred Units are included on the Company’s consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section.

f)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

11.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

		September 30, 2015		December 31, 2014
		Carrying	Fair	Carrying	Fair
	Fair	Amount	Value	Amount	Value
	Value Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level	$	$	$	$
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	941,418	941,418	927,679	927,679
Derivative instruments (note 15)
Interest rate swap agreements—assets	Level 2	2,646	2,646	1,051	1,051
Interest rate swap agreements—liabilities	Level 2	(429,448)	(429,448)	(406,783)	(406,783)
Cross currency interest swap agreement	Level 2	(335,536)	(335,536)	(221,391)	(221,391)
Foreign currency contracts	Level 2	(20,142)	(20,142)	(18,407)	(18,407)
Stock purchase warrants (notes 4f and 15)	Level 3	10,842	10,842	9,314	9,314
Logitel contingent consideration (see below)	Level 3	(15,545)	(15,545)	(21,448)	(21,448)
Other
Loans to equity-accounted investees and joint venture partners—Current	(1)	11,067	(1)	26,209	(1)
Loans to equity-accounted investees and joint venture partners—Long-term	(1)	182,341	(1)	227,217	(1)
Long-term receivable included in accounts receivable and other assets(2)	Level 3	17,165	17,150	17,137	17,164
Long-term debt—public (note 8)	Level 1	(1,419,039)	(1,321,040)	(1,554,609)	(1,574,440)
Long-term debt—non-public (note 8)	Level 2	(5,964,162)	(5,878,025)	(5,181,889)	(5,094,857)

(1)

In the consolidated financial statements, the Company’s loans to and equity investments in equity-accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the loans to joint venture partners together with the joint venture partner’s equity investment in joint ventures form the net aggregate carrying value of the Company’s interest in the joint ventures. The fair value of the individual components of such aggregate interests is not determinable.

(2)

As described in Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2014, the estimated fair value of the non-interest bearing receivable from BG is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of September 30, 2015 is $17.2 million using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from BG, the discount rate is based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Stock purchase warrants—Changes in fair value during the three and nine months ended September 30, 2015 and 2014 for the Company’s derivative instrument, TIL stock purchase warrants, which are described below and are measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Fair value at the beginning of the period	11,051	8,051	9,314	—
Fair value on issuance	—	—	—	6,840
Unrealized (loss) gain included in earnings	(209)	(914)	1,528	297

Fair value at the end of the period	10,842	7,137	10,842	7,137

During January 2014, the Company received from TIL stock purchase warrants entitling it to purchase up to 1.5 million shares of the common stock of TIL (see Note 15). The estimated fair value of the stock purchase warrants was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of these stock purchase warrants as of September 30, 2015 is based on the historical volatility of the comparable companies of 53.7%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

Logitel contingent consideration liability – In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS, from Cefront Technology AS (or Cefront) for $4 million, which was paid in cash at closing, plus a potential additional amount of up to $27.6 million, depending on certain performance criteria, which is payable from mid-2015 to early-2018 (see Note 4c).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

Teekay Offshore will owe an additional amount of up to $27.6 million if there are no yard cost overruns and no charterer late delivery penalties; the two unchartered UMS under construction are chartered above specified rates; and no material defects from construction are identified within one year after the delivery of each UMS. To the extent such events occur, the potential additional amount of $27.6 million will be reduced in accordance with the terms of the purchase agreement. The estimated fair value of the contingent consideration liability of $15.5 million at September 30, 2015 is the amount Teekay Offshore expects to pay to Cefront discounted to its present value using a weighted average cost of capital rate of 11.5%. As of September 30, 2015, the amount of the expected payments for each UMS was based upon the status of the construction project for the remaining two UMS newbuildings, the state of the charter market for the remaining two UMS newbuildings, the expectation of potential material defects for each UMS, and, to a lesser extent, the timing of delivery of the remaining two UMS newbuildings. An increase (decrease) in Teekay Offshore’s estimates of yard cost overruns, charterer late delivery penalties, material defects and the discount rate, as well as a decrease (increase) in Teekay Offshore’s estimates of day rates at which it expects to charter the two unchartered UMS, will decrease (increase) the estimated fair value of the contingent consideration liability.

Changes in the estimated fair value of Teekay Offshore’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three and nine months ended September 30, 2015 and 2014 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Balance at beginning of period	(15,292)	—	(21,448)	—
Acquisition of Logitel	—	(21,170)	—	(21,170)
Settlement of liability	—	—	3,540	—
Adjustment to liability (note 4c)	—	—	2,569	—
Unrealized loss included in other income	(253)	(278)	(206)	(278)

Balance at end of period	(15,545)	(21,448)	(15,545)	(21,448)

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	September 30, 2015	December 31, 2014
			$	$
Direct financing leases	Payment activity	Performing	690,437	704,953
Other loan receivables
Loans to equity-accounted investees and joint venture partners	Other internal metrics	Performing	193,408	253,426
Long-term receivable included in other assets	Payment activity	Performing	39,300	43,843

			923,145	1,002,222

12.	Restructuring Charges

During the three and nine months ended September 30, 2015, the Company recorded restructuring charges of $4.0 million ($2.7 million – 2014) and $12.4 million ($3.1 million – 2014), respectively. The restructuring charges during the three and nine months ended September 30, 2015 relate to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract, the reorganization of the Company’s marine operations and corporate services, and the change in crew on a vessel as requested by a charterer. The actual restructuring charges relating to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract and the change in crew on a vessel as requested by a charterer in the amount of $7.9 million were fully reimbursed to the Company by the charterers and the net reimbursement is included in voyage revenues. The restructuring charges in 2014 relate to the termination of the employment of certain seafarers upon the sale of a vessel under capital lease to a third party in August 2014, and the reflagging of one shuttle tanker which commenced in January 2014 and was completed in March 2014, partially offset by the reversal of an accrual for costs related to the reorganization of the Company’s marine operations.

At September 30, 2015 and December 31, 2014, $4.8 million and $9.0 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

13.	Other (Loss) Income

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	$	$	$	$
TIL stock purchase warrants received	—	—	—	6,839
Loss on bond repurchases	—	(860)	—	(860)
Volatile organic compound emission plant lease loss	(392)	(195)	(446)	(262)
Impairment of marketable securities	—	—	(683)	—
Miscellaneous income (loss)	228	(616)	951	129

Other (loss) income	(164)	(1,671)	(178)	5,846

14.	Accumulated Other Comprehensive Loss

As at September 30, 2015 and December 31, 2014, the Company’s accumulated other comprehensive loss consisted of the following components:

	September 30,	December 31,
	2015	2014
	$	$
Unrealized loss on qualifying cash flow hedging instruments	(2,167)	(468)
Pension adjustments, net of tax recoveries	(26,866)	(29,888)
Unrealized loss on marketable securities	(444)	—
Foreign exchange gain on currency translation	1,710	2,058

	(27,767)	(28,298)

15.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at September 30, 2015, the Company was committed to the following foreign currency forward contracts:

			Fair Value /
			Carrying
			Amount Of Asset	Expected Maturity
	Contract Amount in	Average	(Liability)	2015	2016	2017
	Foreign Currency	Forward Rate (1)	$	$	$	$
Euro	10,517	0.87	(260)	9,617	2,413	—
Norwegian Kroner	1,166,000	7.49	(19,010)	25,459	93,229	36,990
Singapore Dollar	22,442	1.36	(872)	—	16,537	—

			(20,142)	35,076	112,179	36,990

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps, pursuant to which the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2015 through 2020. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2015 through 2020. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2015 through 2020. As at September 30, 2015, the Company was committed to the following cross currency swaps:

					Fair Value /
					Carrying
Notional	Notional	Floating Rate Receivable			Amount of
Amount	Amount	Reference		Fixed Rate	Asset /	Remaining
NOK	USD	Rate	Margin	Payable	(Liability)	Term (years)
700,000	122,800	NIBOR	4.75%	5.52%	(41,134)	—
500,000	89,710	NIBOR	4.00%	4.94%	(31,659)	0.3
600,000	101,351	NIBOR	5.75%	7.49%	(34,461)	1.3
700,000	125,000	NIBOR	5.25%	6.88%	(47,380)	1.6
800,000	143,536	NIBOR	4.75%	6.07%	(54,380)	2.3
900,000	150,000	NIBOR	4.35%	6.43%	(51,387)	2.9
1,000,000	162,200	NIBOR	4.25%	6.42%	(53,179)	3.3
1,000,000	134,000	NIBOR	3.70%	5.92%	(21,956)	4.6

					(335,536)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt.

As at September 30, 2015, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	3,156,407	(363,941)	5.6	3.4
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	412,392	(20,122)	3.2	2.8
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	155,000	(3,984)	7.5	2.2
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	155,000	586	7.5	3.3
U.S. Dollar-denominated interest rate swaption (5)	LIBOR	160,000	(3,996)	8.0	2.0
U.S. Dollar-denominated interest rate swaption (5)	LIBOR	160,000	2,060	8.0	3.1
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (6) (7)	EURIBOR	252,600	(37,405)	5.3	3.1

			(426,802)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of September 30, 2015, ranged from 0.3% to 3.95%.
(2)	Principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.
(3)

Interest rate swaps with an aggregate principal amount of $320 million are being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2021. These interest rate swaps are subject to mandatory early termination in 2016 whereby the swaps will be settled based on their fair value at that time.

(4)

During June 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in April 2017 to enter into an interest rate swap at a fixed rate of 3.34% with a third party, and the third party has a one-time option in April 2017 to require Teekay LNG to enter into an interest swap at a fixed rate of 2.15%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in April 2017 for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swap.

(5)

During August 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in January 2018 to enter into an interest rate swap at a fixed rate of 3.10% with a third party, and the third party has a one-time option in January 2018 to require Teekay LNG to enter into an interest swap at a fixed rate of 1.97%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in January 2018 for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swap.

(6)	Principal amount reduces monthly to 70.1 million Euros ($78.4 million) by the maturity dates of the swap agreements.
(7)	Principal amount is the U.S. Dollar equivalent of 226.0 million Euros.

Stock Purchase Warrants

In January 2014, Teekay and Teekay Tankers formed TIL. Teekay and Teekay Tankers invested a total of $50.0 million for an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national securities exchange or an over-the-counter market denominated in NOK, Teekay and Teekay Tankers may also exercise their stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. The estimated fair value of the warrants on issuance was $6.8 million and is included in other income in the consolidated statements of (loss) income. The stock purchase warrants vest in four equally sized tranches. If the shares of TIL’s common stock trade on a national securities exchange or an over-the-counter market denominated in NOK, each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. As of September 30, 2015, the first two tranches have vested. The stock purchase warrants expire on January 23, 2019. The fair value of the stock purchase warrants at September 30, 2015 was $10.8 million. The Company reports the unrealized (losses) gains from the stock purchase warrants in realized and unrealized losses on non-designated derivatives in the consolidated statements of (loss) income.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

			Current
			Portion of
	Derivative	Accrued	Derivative	Derivative
	Assets	Liabilities	Liabilities	Liabilities
As at September 30, 2015
Derivatives designed as a cash flow hedge:
Interest rate swap agreements	—	—	(275)	(1,868)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	—	—	(17,169)	(2,973)
Interest rate swap agreements	2,929	(21,227)	(124,985)	(281,376)
Cross currency swap agreements	—	(3,437)	(90,091)	(242,008)
Stock purchase warrants	10,842	—	—	—

	13,771	(24,664)	(232,520)	(528,225)

As at December 31, 2014
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	—	—	(14,218)	(4,189)
Interest rate swap agreements	5,101	(22,656)	(148,006)	(240,171)
Cross currency swap agreements	—	(1,835)	(41,733)	(177,822)
Stock purchase warrants	9,314	—	—	—

	14,415	(24,491)	(203,957)	(422,182)

For the periods indicated, the following table presents the effective portion of gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive (loss) income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended September 30, 2015
Balance Sheet (AOCI)	Statement of (Loss) Income
Effective Portion	Effective	Ineffective Portion
(1,085)	—	(1,058)	Interest expense

(1,085)	—	(1,058)

Nine Months Ended September 30, 2015
Balance Sheet (AOCI)	Statement of (Loss) Income
Effective Portion	Effective Portion	Ineffective Portion
(1,085)	—	(1,058)	Interest expense

(1,085)	—	(1,058)

As at September 30, 2015, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparties that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s consolidated balance sheets. As at September 30, 2015, these derivatives had an aggregate fair value asset of nil and an aggregate fair value liability of $602.5 million. As at September 30, 2015, the Company had $111.7 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash on the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

Realized and unrealized losses and from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of (loss) income. The effect of the losses on derivatives not designated as hedging instruments in the consolidated statements of (loss) income are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(26,858)	(32,106)	(81,952)	(92,352)
Interest rate swap agreement terminations	(10,876)	—	(10,876)	1,000
Foreign currency forward contracts	(6,250)	(434)	(15,910)	(1,608)

	(43,984)	(32,540)	(108,738)	(92,960)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(60,682)	31,560	(20,356)	(32,934)
Foreign currency forward contracts	(4,792)	(3,897)	(1,735)	(2,772)
Stock purchase warrants	(209)	(915)	1,528	295

	(65,683)	26,748	(20,563)	(35,411)

Total realized and unrealized losses on derivative instruments	(109,667)	(5,792)	(129,301)	(128,371)

Realized and unrealized losses of the cross currency swaps are recognized in earnings and reported in foreign currency exchange (loss) gain in the consolidated statements of (loss) income. The effect of the losses on cross currency swaps on the consolidated statements of (loss) income is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Realized losses	(5,623)	(881)	(13,557)	(1,170)
Unrealized losses	(70,392)	(33,868)	(112,544)	(45,349)

Total realized and unrealized losses on cross currency swaps	(76,015)	(34,749)	(126,101)	(46,519)

The Company is exposed to credit loss if the counterparties to its foreign currency forward contracts, and cross currency and interest rate swap agreements fail to perform; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

16.	Income Tax Expense

The components of the provision for income tax expense are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Current	(4,077)	(3,540)	(6,906)	(10,104)
Deferred	1,627	429	4,699	1,002

Income tax expense	(2,450)	(3,111)	(2,207)	(9,102)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2014 to September 30, 2015:

Balance of unrecognized tax benefits as at January 1, 2015	$20,335
Increase for positions related to the current period	3,684
Decrease related to statute of limitations	(1,447)

Balance of unrecognized tax benefits as at September 30, 2015	$22,572

The majority of the net increase for positions for the nine months ended September 30, 2015 relates to potential tax on freight income.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

17.	Net (Loss) Income Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Net (loss) income attributable to shareholders of Teekay Corporation	(12,235)	2,374	43,913	(41,101)

Weighted average number of common shares	72,706,285	72,393,072	72,651,401	71,925,307
Dilutive effect of stock-based compensation	—	1,343,321	641,712	—

Common stock and common stock equivalents	72,706,285	73,736,393	73,293,113	71,925,307

(Loss) income per common share:
- Basic	(0.17)	0.03	0.60	(0.57)
- Diluted	(0.17)	0.03	0.60	(0.57)

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three and nine months ended September 30, 2015, options to acquire 1.8 million shares of Common Stock had an anti-dilutive effect on the calculation of diluted income per common share. In periods where a loss attributable to shareholders of Teekay has been incurred all stock-based awards are anti-dilutive.

18.	Supplemental Cash Flow Information

In March 2014, the Company took ownership of three very large crude carriers (or VLCCs), which were collateral for all amounts owing under the investment in term loans, and the investment in term loans was concurrently discharged. The VLCCs had an estimated fair value of $222.0 million on that date, which approximated all the amounts owing under the investment in term loans. During the first quarter of 2014, second-hand vessel values for VLCCs increased and, as a result, the Company recognized $15.2 million of interest income owing under the investment in term loans in that period. The assumption of ownership of the VLCCs and concurrent discharge of the loans has been treated as a non-cash transaction in the Company’s statement of cash flows.

As described under Note 10 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014, the sale of the Algeciras Spirit and Huelva Spirit in 2014 resulted in the vessels under capital lease being returned to the owner and the capital lease obligations being concurrently extinguished. As a result, the sales of the Algeciras Spirit and Huelva Spirit under capital lease of $56.2 million in 2014 and the concurrent extinguishment of the corresponding capital lease obligations for $56.2 million were treated as non-cash transactions in the Company’s consolidated statements of cash flows.

As described under Note 1 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014, the portion of the dividends declared by the Teekay Tangguh Joint Venture in February 2014 that was used to settle advances made by the Teekay Tangguh Joint Venture to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker of $14.4 million was treated as a non-cash transaction in the Company’s consolidated statements of cash flows.

As described in Notes 4d and 10c, in June 2014 Teekay LNG acquired BG’s ownership interest in the BG Joint Ventures. As compensation, Teekay LNG assumed BG’s obligation (net of an agreement by BG to pay Teekay LNG approximately $20.3 million) to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. The fair value of the assumed obligation of approximately $33.3 million was used to offset the purchase price and Teekay LNG’s receivable from BG and was treated as a non-cash transaction in the consolidated statement of cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, other than share data)

As described in Note 10b, in August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime. As of September 30, 2015, 10 of the vessels had been delivered for a total purchase price of $556.1 million, consisting of $515.6 million in cash and approximately 6.1 million shares of Teekay Tankers’ Class A common stock or $40.5 million, which was treated as a non-cash transaction in the consolidated statement of cash flows.

19.	Subsequent Events

On November 10, 2015, Teekay announced that it had priced a private offering of $200 million aggregate principal amount of the Company’s 8.5% Senior Notes due 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes will be an additional issuance of the Company’s outstanding 8.5% Senior Notes due 2020, which were issued on January 27, 2010 (or the Original Notes). The Notes will be issued under the same indenture governing the Original Notes, but will not be fungible with the Original Notes unless and until such time as the Notes are exchanged for additional Original Notes pursuant to the terms of a registration rights agreement. Teekay intends to use a portion of the net proceeds to repay a portion of indebtedness outstanding under one of its revolving credit facilities and the balance to replenish cash reserves used to repay the outstanding principal balance of Teekay’s NOK Bonds that matured in October 2015. The offering is expected to close on November 16, 2015, subject to customary closing conditions.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2015

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2014.

Overview

Teekay Corporation (we or Teekay) operates in the marine midstream space. We have general and limited partnership interests in two publicly-listed partnerships, Teekay Offshore Partners L.P. (or Teekay Offshore) and Teekay LNG Partners L.P. (or Teekay LNG). In addition, we have a controlling ownership interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers) and we have a fleet of directly-owned vessels. The four combined Teekay entities manage and operate consolidated assets of approximately $13.0 billion, comprised of over 220 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 7,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Structure

To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers (or the Daughter Companies), and (b) Teekay and its remaining subsidiaries, which is referred to in this Report as Teekay Parent. For further information on our organizational structure, please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Structure”, in our Annual Report on Form 20-F for the year ended December 31, 2014.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS

The results of operations that follow has first been divided into (a) our controlling interests in our subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent. Within each of these four groups, we have further subdivided the results into their respective lines of business. The following table presents revenue and income from vessel operations for each of these three subsidiaries and Teekay Parent and how they reconcile to our consolidated financial statements.

	Revenues				Income (Loss) from Vessel Operations
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,		September 30,
(in thousands of U.S. Dollars)	2015	2014	2015	2014	2015	2014	2015	2014
Teekay Offshore	314,054	258,442	890,271	759,078	71,518	62,541	236,981	181,163
Teekay LNG	98,415	100,776	294,349	303,589	42,197	45,671	131,150	137,106
Teekay Tankers	125,369	53,470	336,841	159,662	44,743	6,013	128,715	37,284
Teekay Parent	98,500	105,902	304,626	312,461	1,251	(27,366)	(26,084)	(77,378)
Elimination of intercompany amounts(1)(2)	(24,721)	(28,407)	(75,811)	(85,859)	1,468	1,530	3,357	1,530

Teekay Corporation Consolidated	611,617	490,183	1,750,276	1,448,931	161,177	88,389	474,119	279,705

(1)

During the three and nine months ended September 30, 2015, Teekay chartered in three floating storage and off-take (or FSO) units, two shuttle tankers and four Aframax tankers from Teekay Offshore, two liquefied natural gas (or LNG) carriers from Teekay LNG and during the three months ended September 30, 2015, Teekay chartered one Aframax tanker to Teekay Tankers. During the three and nine months ended September 30, 2014, Teekay chartered in three FSO units, two shuttle tankers and four Aframax tankers from Teekay Offshore, two LNG carriers from Teekay LNG and two Aframax tankers from Teekay Tankers. Internal charter hire between Teekay Parent and its subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers are eliminated upon consolidation.

(2)

During August 2014, Teekay sold to Teekay Tankers a 50% interest in Teekay Tankers Operations Ltd (or TTOL), which owns our conventional tanker commercial management and technical management operations, including direct ownership in three commercially managed tanker pools of the Teekay group. Teekay Tankers and Teekay Parent each account for their 50% interests in TTOL as equity-accounted investments and, as such, TTOL’s results are reflected in equity income of Teekay Tankers and Teekay Parent. Upon consolidation of Teekay Tankers into Teekay, the results of TTOL are accounted for on a consolidated basis by Teekay. The impact on income from vessel operations of consolidating TTOL for the three and nine months ended September 30, 2015, was an increase of $1.5 million and $3.4 million, respectively. The impact on income from vessel operations of consolidating TTOL for the three and nine months ended September 30, 2014, was an increase of $1.5 million for both periods.

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in Item 5—“Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014.

In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners often base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time charter contracts and FPSO service contracts the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses), a non-GAAP measure, and TCE rates where applicable.

Global crude oil prices have significantly declined since mid-2014. The significant decline in oil prices has also contributed to depressed natural gas prices. A continuation of lower oil prices or a further decline in oil prices may adversely affect investment in the exploration for or development of new or existing offshore projects and limit our growth opportunities, as well as reduce our revenues under volume- or production-based contracts or upon entering into replacement or new charter contracts. Likewise, lower oil prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. These factors also may adversely affect investment in the exploration for or development of new or existing LNG projects and limit our growth opportunities in the LNG sector, as well as reduce our revenues upon entering into replacement or new LNG charter contracts. However, a continuation of lower oil prices may cause an increase in oil demand and thus tanker demand, causing an increase in the charter rates that we earn on certain of our oil tankers. In addition, it is possible that in response to a continuation of lower oil prices certain of our customers may attempt to reduce costs by outsourcing marine transportation assets and operations, which may benefit us.

Teekay Offshore

Recent Developments in Teekay Offshore

In July 2015, Teekay Offshore acquired from us our 100% interest in Teekay Knarr AS and Knarr L.L.C. (the Knarr Companies), which own the Petrojarl Knarr floating production, storage and offloading (or FPSO) unit, which operates on the Knarr Field in the North Sea under a six-year contract plus up to 14 one-year extension options with BG Norge Limited (or BG), for an aggregate purchase price of $530.4 million, consisting of a fully built-up cost of $1.26 billion and a working capital adjustment of $15.5 million, less assumed debt of $745.1 million. The purchase price was primarily financed with a $492.0 million convertible promissory note issued to us, of which $300.0 million was converted into common units of Teekay Offshore on July 31, 2015 and $92.0 million was repaid during the third quarter of 2015. Of the remaining $38.4 million for the purchase price, $35.0 million was paid in cash by Teekay Offshore to us upon the acquisition of the Knarr Companies. Concurrent with the conversion of the promissory note, we contributed $6.1 million to Teekay Offshore to maintain our 2% general partner interest. The Teekay Offshore results for nine months ended September 30, 2015 have been retrospectively adjusted to include the results of the Petrojarl Knarr FPSO as from March 2015 when the unit commenced operations, and the results for Teekay Parent have been retrospectively adjusted to exclude the results of the Petrojarl Knarr from March 2015.

In July 2015, Teekay Offshore issued 10.4 million of its 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or Series C Preferred Units) in a private placement for net proceeds of approximately $249.8 million. Teekay Offshore used the proceeds from the private placement to partially finance the acquisition of the Petrojarl Knarr FPSO unit from us and the initial installments for the three shuttle tanker newbuildings for the East Coast of Canada contract.

In June 2015, Teekay Offshore commenced 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services on the East Coast of Canada. These contracts were initially serviced by three third-party owned shuttle tankers already operating on the east coast of Canada, which were in-chartered by Teekay Offshore. Teekay Offshore subsequently replaced one of these vessels with one of Teekay Offshore’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. In connection with these contracts, Teekay Offshore has entered into shipbuilding contracts to construct three Suezmax-size, DP2 shuttle tanker newbuildings with a South Korean shipyard for a fully built-up cost of approximately $368 million, and with an option to order one additional vessel should a fourth vessel be required. The three ordered vessels are expected to be delivered in the fourth quarter of 2017 through the first half of 2018.

In April 2015, Teekay Offshore issued 5.0 million of its 8.50% Series B Cumulative Redeemable Preferred Units (or Series B Preferred Units) in a public offering for net proceeds of $120.8 million. Teekay Offshore used the net proceeds for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and vessel acquisitions.

In late-October 2014, Teekay Offshore, through its wholly-owned subsidiary ALP Maritime Services B.V. (or ALP), agreed to acquire six modern on-the-water long-distance towing and offshore installation vessels for approximately $222 million. The vessels were built between 2006 and 2010 and are all equipped with dynamic positioning (or DP) capabilities. Teekay Offshore has taken delivery of all six vessels during 2015.

In August 2014, Teekay Offshore acquired Logitel Offshore Holdings Ltd. (or Logitel), a Norway-based company focused on the high-end floating accommodation market and providing units for maintenance and safety. At the time of acquisition, Logitel was constructing three Units for Maintenance and Safety (or UMS) newbuildings, based on the Sevan Marine ASA (or Sevan) cylindrical hull design, at the COSCO (Nantong) Shipyard (or COSCO) in China for a fully built-up cost of approximately $584 million, including $30.0 million from our assumption of Logitel’s obligations under a bond agreement from Sevan. Teekay Offshore currently hold options to order up to an additional four units. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (or Petrobras) in Brazil for the first UMS, the Arendal Spirit, which commenced its three-year time-charter contract during the second quarter of 2015. During the second quarter of 2015, Teekay Offshore exercised its options to defer delivery of Teekay Offshore’s second UMS newbuilding by up to one year, and the delivery and all related construction work of Teekay Offshore’s third UMS by 120 days. Teekay Offshore expects to secure charter contracts for these newbuildings prior to their respective deferred deliveries in the fourth quarter of 2016 and the first quarter of 2017. Teekay Offshore financed the Arendal Spirit through long-term debt financing and its existing liquidity and it intends to finance the remaining two UMS newbuilding payments primarily through expected long-term debt financing for the units prior to their scheduled deliveries, and to a lesser extent, existing liquidity and proceeds from equity issuances.

Operating Results – Teekay Offshore

The following table compares Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional Tankers		Teekay Offshore Total
	Three Months Ended September 30,
	2015	2014	2015	2014	2015	2014	2015	2014
Revenues	168,160	157,830	137,888	92,801	8,006	7,811	314,054	258,442
Voyage expenses	(27,401)	(27,271)	—	—	(765)	(1,351)	(28,166)	(28,622)

Net revenues	140,759	130,559	137,888	92,801	7,241	6,460	285,888	229,820
Vessel operating expenses	(46,010)	(46,938)	(47,542)	(43,142)	(1,620)	(1,558)	(95,172)	(91,638)
Time-charter hire expense	(18,893)	(7,085)	—	—	—	—	(18,893)	(7,085)
Depreciation and amortization	(33,100)	(29,959)	(38,051)	(18,186)	(1,676)	(1,614)	(72,827)	(49,759)
General and administrative expenses(1)	(9,573)	(8,100)	(17,600)	(5,143)	(148)	(795)	(27,321)	(14,038)
Asset impairments	—	(4,759)	—	—	—	—	—	(4,759)
Restructuring (charges) reversals	(157)	—	—	—	—	—	(157)	—

Income from vessel operations	33,026	33,718	34,695	26,330	3,797	2,493	71,518	62,541

Equity (loss) income	—	—	(7,052)	2,486	—	—	(7,052)	2,486

Calendar-Ship-Days(2)
Shuttle Tankers	3,128	3,233	—	—	—	—	3,128	3,233
FSO Units	644	552	—	—	—	—	644	552
FPSO Units	—	—	552	368	—	—	552	368
Towage Units	545	—	—	—	—	—	545	—
UMS Unit	92	—	—	—	—	—	92	—
Conventional Tankers	—	—	—	—	368	368	368	368

(in thousands of U.S. dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional Tankers		Teekay Offshore Total
	Nine Months Ended September 30,
	2015	2014	2015	2014	2015	2014	2015	2014
Revenues	488,073	474,117	377,885	259,922	24,313	25,039	890,271	759,078
Voyage expenses	(69,419)	(84,068)	—	—	(1,980)	(4,264)	(71,399)	(88,332)

Net revenues	418,654	390,049	377,885	259,922	22,333	20,775	818,872	670,746
Vessel operating expenses	(130,300)	(140,464)	(134,752)	(123,005)	(4,508)	(4,483)	(269,560)	(267,952)
Time-charter hire expense	(36,638)	(23,472)	—	—	—	—	(36,638)	(23,472)
Depreciation and amortization	(97,281)	(87,609)	(100,319)	(54,275)	(5,025)	(4,837)	(202,625)	(146,721)
General and administrative expenses(1)	(28,083)	(26,411)	(29,433)	(18,890)	(907)	(1,640)	(58,423)	(46,941)
Asset impairments	(15,996)	(4,759)	—	—	—	—	(15,996)	(4,759)
Net gain on sale of vessels and equipment	1,643	—	—	—	—	—	1,643	—
Restructuring (charges) reversals	(292)	262	—	—	—	—	(292)	262

Income from vessel operations	111,707	107,596	113,381	63,752	11,893	9,815	236,981	181,163

Equity income	—	—	6,759	8,577	—	—	6,759	8,577

Calendar-Ship-Days(2)
Shuttle Tankers	9,235	9,502	—	—	—	—	9,235	9,502
FSO Units	1,751	1,638	—	—	—	—	1,751	1,638
FPSO Units	—	—	1,457	1,092	—	—	1,457	1,092
Towage Units	1,054	—	—	—	—	—	1,054	—
UMS unit	226	—	—	—	—	—	226	—
Conventional Tankers	—	—	—	—	1,092	1,092	1,092	1,092

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore logistics, offshore production and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Teekay Offshore – Offshore Logistics

Offshore Logistics consists of Teekay Offshore’s shuttle tankers, FSO units, its HiLoad DP unit, towage vessels and one UMS. As at September 30, 2015, the shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, one shuttle tanker in lay-up, and the HiLoad DP unit. Teekay Offshore is pursuing opportunities to employ the HiLoad DP unit. Of these 36 shuttle tankers, six were owned through 50%-owned subsidiaries, one through a 67%-owned subsidiary and three were chartered-in. The remaining vessels are owned 100% by Teekay Offshore. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the east coast of Canada. A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Teekay Offshore’s shuttle tankers also service the conventional spot tanker market from time to time. During the first quarter of 2015, Teekay Offshore sold the Navion Svenita shuttle tanker. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Reals may result in significant decreases or increases, respectively, in our vessel operating expenses.

As at September 30, 2015, Teekay Offshore’s FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, all of which Teekay Offshore owns 100%, and one shuttle tanker, the Randgrid, currently undergoing conversion into an FSO unit, in which Teekay Offshore’s ownership interest increased from 67% to 100% during the third quarter of 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Teekay Offshore’s revenues and vessel operating expenses for the FSO units are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

As at September 30, 2015, Teekay Offshore’s towage vessel fleet consisted of six long-distance towing and offshore installation vessels and four ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver during 2016. Teekay Offshore owns a 100% interest in each of the vessels in its towage fleet. Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs.

As at September 30, 2015, Teekay Offshore’s UMS fleet consisted of one operational unit, the Arendal Spirit, and two newbuildings. During the second quarter of 2015, Teekay Offshore exercised its options to defer the delivery of its second UMS newbuilding by up to one year, and the delivery and all related construction work of Teekay Offshore’s third UMS by 120 days. These two newbuildings are scheduled to deliver in the fourth quarter of 2016 and the first quarter of 2017. Teekay Offshore owns 100% of all three units. The UMS fleet is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. Teekay Offshore’s UMS fleet is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes DP3 keeping systems that are capable of operating in deep water and harsh weather.

The average size of Teekay Offshore’s owned shuttle tanker fleet decreased for the three and nine months ended September 30, 2015 compared to the same periods last year, primarily due to the sales of the Navion Norvegia and the Navion Svenita in October 2014 and March 2015, respectively, and the commencement of the FSO conversion of the Randgrid in June 2015, partially offset by the delivery of the HiLoad DP unit in April 2014. The average size of Teekay Offshore’s chartered-in shuttle tanker fleet increased for the three and nine months ended September 30, 2015 compared to the same periods last year primarily due to the in-chartering of three shuttle tankers, the Karen Knutsen, the Heather Knutsen, and the Mattea for the East Coast of Canada contract, which commenced in June 2015, partially offset by redeliveries to their owners of the Grena Knutsen in June 2015 and the Karen Knutsen in January 2014, and decreased spot in-chartering of shuttle tankers, and the replacement of the Mattea by one of Teekay Offshore’s owned shuttle tankers in September 2015.

The average number of Teekay Offshore’s towing and offshore installation vessels increased for the three and nine months ended September 30, 2015 compared to the same periods last year, due to the delivery of the ALP Guard and the ALP Winger during February 2015, the delivery of the ALP Centre during March 2015, the delivery of the ALP Ippon during April 2015, the delivery of the ALP Ace during May 2015, and the delivery of the ALP Forward during July 2015.

Income from vessel operations for Teekay Offshore’s Offshore Logistics business was $33.0 million and $111.7 million for the three and nine months ended September 30, 2015 compared to $33.7 million and $107.6 million for the same periods last year, primarily as a result of:

•

increases of $3.6 million and $11.2 million, respectively, for the three and nine months ended September 30, 2015, due to decreases in vessel operating expenses for Teekay Offshore’s shuttle tankers due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Euro and Brazilian Real;

•

increases of $3.8 million and $7.7 million, respectively, for the three and nine months ended September 30, 2015, due to the timing of repairs and maintenance expenses compared to the same periods last year and a decrease in crew costs compared to the same periods last year, due to lower crew levels due to a decrease in the shuttle tanker fleet size, partially offset by an increase due to the timing of fleet overhead costs;

•

increases of $3.3 million and $7.6 million, respectively, for the three and nine months ended September 30, 2015, due to decreased spot in-chartering of shuttle tankers and due to the redelivery by Teekay Offshore to its owner of the in-chartered Karen Knutsen in January 2014 and the Sallie Knutsen in June 2015;

•

increases of $3.5 million and $5.1 million, respectively, for the three and nine months ended September 30, 2015, from lower vessel operating expenses and depreciation expense, due to the commencement of an FSO conversion of the Randgrid in June 2015;

•	an increase of $4.0 million for the nine months ended September 30, 2015, due to the delivery of the six towing and offshore installation vessels during the first, second and third quarters of 2015;

•

an increase of $3.9 million for the nine months ended September 30, 2015, due to more opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market, partially offset by a decrease in rates;

•

increases of $0.6 million and $3.2 million, respectively, for the three and nine months ended September 30, 2015, due an increase in revenues from the commencement of new contracts in mid-2015, an increase in rates as provided in certain contracts in Teekay Offshore’s time-chartered-out fleet, and an increase in revenues in its contract of affreightment fleet due to higher average rates and higher fleet utilization;

•

increases of $1.9 million and $2.5 million, respectively, for the three and nine months ended September 30, 2015, primarily due to the commencement of the charter contract of the Arendal Spirit UMS in June 2015;

•	an increase of $2.4 million for the nine months ended September 30, 2015, from lower vessel operating expenses and depreciation expense due to the sale of the Navion Norvegia in October 2014;

•	an increase of $2.0 million for the nine months ended September 30, 2015, primarily due to the drydocking of the Dampier Spirit during the second quarter of 2014;

•

increases of $0.4 million and $2.0 million, respectively, for the three and nine months ended September 30, 2015, due to the commencement of operations of the Suksan Salamander FSO in the third quarter of 2014;

•

increases of $1.6 million and $1.7 million, respectively, for the three and nine months ended September 30, 2015, due to an increase in revenues from the commencement of the East Coast of Canada contract which commenced in June 2015, partially offset by additional in-chartering costs;

•

increases of $0.9 million and $1.3 million, respectively, for the three and nine months ended September 30, 2015, from lower depreciation expense due to the Navion Europa being fully amortized during the second quarter of 2015; and

•

increases of $1.9 million and $0.4 million for the three and nine months ended September 30, 2015, due to the drydocking of the Navion Saga during the third quarter of 2014, partially offset by lower crew costs in 2014 due to a pension adjustment recorded in the first quarter of 2014 and increased depreciation of dry-dock and upgrade costs;

partially offset by

•

decreases of $16.6 million and $18.1 million, respectively, for the three and nine months ended September 30, 2015, mainly relating to the expiration of a long-term contract at the Heidrun field serviced by Teekay Offshore’s contracts of affreightment fleet;

•

decreases of $6.1 million and $12.4 million, respectively, for the three and nine months ended September 30, 2015, due to the redelivery of two vessels to Teekay Offshore in February 2014 and April 2015 as they completed their time-charter-out agreements;

•

an increase of $4.8 million and a decrease of $11.2 million, respectively, for the three and nine months ended September 30, 2015. The decrease for the nine months ended September 30, 2015 are due primarily to asset impairments in 2015 on two older shuttle tankers, whose carrying values were written down to the vessels’ estimated fair values resulting from the expected sale of one vessel and a change in the operating plan for the other vessel. The increase for the three months ended September 30, 2015 was from the impairment of one of Teekay Offshore’s 1997-built shuttle tanker which was written down to its estimated fair value in the three and nine months ended September 30, 2014 as a result of the vessel charter contract expiry in early-2015;

•

decreases of $2.5 million and $3.6 million, respectively, for the three and nine months ended September 30, 2015, due to the sale of a 1997-built shuttle tanker, the Navion Svenita in March 2015, partially offset by the gain on sale of the vessel to a third party during the nine months ended September 30, 2015;

•

a decrease of $3.5 million for the three months ended September 30, 2015, for the towage fleet due to a business development fee incurred during the third quarter of 2015 associated with the acquisition of the six towing and offshore installation vessels and low vessel utilization for the three months ended September 30, 2015 as a result of increased competition;

•	a decrease of $1.3 million for the three months ended September 30, 2015 due to increased spot in-chartering of shuttle tankers;

•

decreases of $0.9 million and $2.9 million, respectively, for the three and nine months ended September 30, 2015 due to an increase in depreciation expense resulting from the dry docking of seven shuttle tankers from mid-2014 to the second quarter of 2015;

•

a decrease of $1.7 million for the nine months ended September 30, 2015, excluding general and administrative expenses, relating to the commencement of operating expenses and depreciation expense of the HiLoad DP unit from April 2014; and

•

a decrease of $1.6 million for the nine months ended September 30, 2015 due to an increase in time-charter hire expenses, primarily due to the drydocking of the Aberdeen during the second quarter of 2014, and the drydocking and offhire of the Sallie Knutsen during the first and second quarters of 2014.

Teekay Offshore – Offshore Production

Offshore Production consists of Teekay Offshore’s FPSO units. As at September 30, 2015, the FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, Petrojarl I and the Petrojarl Knarr FPSO units, all of which Teekay Offshore owns 100%, and the Itajai and the Libra FPSO units, of which Teekay Offshore owns 50% each. In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to its 50/50 joint venture with Odebrecht and the vessel currently is undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil and is scheduled to commence operations in early-2017. Teekay Offshore acquired the Petrojarl I FPSO unit from us in December 2014. The unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands. Teekay Offshore acquired the Petrojarl Knarr FPSO unit from us in July 2015.

Teekay Offshore uses the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg, Voyageur Spirit and Petrojarl Knarr operate, is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to Teekay Offshore’s vessels and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in Teekay Offshore’s revenues and vessel operating expenses.

The average number of Teekay Offshore’s FPSO units increased for the three and nine months ended September 30, 2015 compared to the same periods last year, due to the acquisitions of the Petrojarl Knarr on July 1, 2015 and the Petrojarl I on December 15, 2014. No earnings are expected from the Petrojarl I until its upgrades are completed. The unit is scheduled to commence operations in mid-2016 under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP).

Income from vessel operations for Teekay Offshore’s Offshore Production business increased to $34.7 million and $113.4 million for the three and nine months ended September 30, 2015, compared to $26.3 million and $63.8 million for the same periods last year, primarily as a result of:

•

increases of $22.9 million and $47.7 million, respectively, for the three and nine months ended September 30, 2015, excluding general and administrative expenses, due to the acquisition of the Petrojarl Knarr FPSO unit;

•

an increase of $7.5 million for the nine months ended September 30, 2015, excluding general and administrative expenses, for the Voyageur Spirit FPSO unit, primarily due to the charterer’s final acceptance of the charter contract in February 2014, a production penalty accrual which reduced income during the second and third quarters of 2014 and due to external consulting fees incurred during the first quarter of 2014 to achieve final acceptance for the unit and due to the timing of costs related to repair and maintenance, partially offset by the settlement of reimbursable expenses for the Voyageur Spirit FPSO unit during the third quarter of 2014;

•

increases of $1.6 million and $7.2 million, respectively, for the three and nine months ended September 30, 2015, excluding general and administrative expenses, for the Rio das Ostras FPSO unit in accordance with the annual contractual escalation recorded in the fourth quarter of 2014 and a decrease in operating expenses for the unit due to the strengthening of the U.S. Dollar against the Brazilian Real and Norwegian Kroner, and lower repairs and maintenance expenses;

•	an increase of $2.0 million for the nine months ended September 30, 2015 due to lower ship management costs related to operating the FPSO units; and

•

increases of $0.6 million and $1.2 million, respectively, for the three and nine months ended September 30, 2015, excluding general and administrative expenses, due to an increase in crew hours reimbursed by the charterer of the Petrojarl Varg and due to the timing of costs related to repair and maintenance, partially offset by decreases in incentive-related revenues;

partially offset by

•

decreases of $12.5 million and $10.5 million, respectively, for the three and nine months ended September 30, 2015, due to increases in general and administrative expenses primarily related to the acquisition of the Petrojarl Knarr, partially offset by additional focus required for obtaining final charter contract acceptance for the Voyageur Spirit in the first quarter of 2014;

•

decreases of $1.5 million and $4.7 million, respectively, for the three and nine months ended September 30, 2015 from increased depreciation expense for the Petrojarl I FPSO unit, which Teekay Offshore acquired from us in December 2014; and

•

decreases of $3.1 million and $1.2 million, respectively, for the three and nine months ended September 30, 2015, excluding general and administrative expenses, for the Piranema Spirit FPSO unit mainly due to unscheduled off-hire for repairs during the third quarter of 2015, penalties accrued in 2015 and higher repairs and maintenance costs compared to the same period last year, partially offset by a reversal of an accrual in the three months ended September 30, 2015 which Teekay Offshore no longer considers payable;

Equity (loss) income decreased to $(7.1) million and $6.8 million for the three and nine months ended September 30, 2015, compared to $2.5 million and $8.6 million for the same periods last year. The increase in equity loss and the decrease in equity income, respectively, for the three and nine months ended September 30, 2015 compared to the same periods last year, were primarily due to an increase in unrealized losses on derivative instruments in Teekay Offshore’s investment in the Itajai and Libra FPSO units, partially offset by a decrease in vessel operating expenses in the Itajai FPSO joint venture mainly due to the strengthening of the U.S. Dollar against the Brazilian Real compared to the same periods last year, and a credit received during the nine months ended September 30, 2015 relating to unused maintenance days in the Itajai FPSO joint venture.

Teekay Offshore – Conventional Tankers

As at September 30, 2015, Teekay Offshore owned 100% interests in two Aframax conventional crude oil tankers, which operate under fixed-rate time charters with Teekay, and two vessels (that have additional equipment for lightering) which operated under fixed-rate bareboat charters with a 100% owned subsidiary of Teekay. Income from vessel operations was $3.8 million and $11.9 million for the three and nine months ended September 30, 2015 compared to $2.5 million and $9.8 million for the same periods last year. The increase for the nine months ended September 30, 2015 was primarily due to the drydocking of the Kilimanjaro Spirit during the third quarter of 2014 and a higher amount of reimbursed bunkers compared to the same period in the prior year.

Teekay LNG

Recent Developments in Teekay LNG

In June 2015, Teekay LNG ordered two LNG carrier newbuildings from Hyundai Samho Heavy Industries Co., Ltd. (or HHI), of which one of the LNG carrier newbuildings will be chartered out to BP Shipping Limited (or BP) at fixed rates for a period of 13 years. In total, Teekay LNG has 11 wholly-owned LNG carrier newbuildings on order which are scheduled for delivery between early 2016 and early 2019. Teekay LNG has entered into time-charter contracts for all but three of the 11 ordered newbuildings. In addition to these 11 wholly-owned LNG carrier newbuildings, Teekay LNG has a 20% interest in two LNG carrier newbuildings and a 30% interest in another two LNG carrier newbuildings (or the BG Joint Venture) scheduled for delivery between 2017 and 2019, and six LNG carrier newbuildings relating to Teekay LNG’s 50% owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) scheduled for delivery between 2018 and 2020.

In May 2015, Teekay LNG issued in the Norwegian bond market NOK 1,000 million in senior unsecured bonds that mature in May 2020. The aggregate principal amount of the bonds was equivalent to $134.0 million and all interest and principal payments have been swapped into U.S. Dollars at a fixed interest rate of 5.92%. Teekay LNG used the net proceeds from the bond offering for general partnership purposes, including the funding of newbuilding installments. The bonds are listed on the Oslo Stock Exchange.

In January 2015, the Magellan Spirit, one of the six vessels (or the MALT LNG Carriers) in Teekay LNG’s joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) in which Teekay LNG has a 52% ownership interest, had a grounding incident. The vessel was subsequently refloated and returned to service. Teekay LNG expects the cost of such refloating and related costs associated with the grounding to be covered by insurance, less an applicable deductible. The charterer has claimed that the vessel was off-hire for more than 30 consecutive days during the first quarter of 2015, which in the view of the charterer, permitted the charterer to terminate the charter contract, which it did in late-March 2015. The Teekay LNG-Marubeni Joint Venture has disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which originally would have expired in September 2016. The Teekay LNG-Marubeni Joint Venture has obtained legal assistance in resolving this dispute. The impact in future periods from this incident will depend upon Teekay LNG’s ability to re-charter the vessel and the resolution of this dispute. The charter contract of another MALT LNG Carrier, the Methane Spirit, expired in March 2015 as scheduled. The Teekay LNG-Marubeni Joint Venture secured short-term employment for the Magellan Spirit and Methane Spirit during the second and third quarters of 2015. In October 2015, both the Magellan Spirit and the Methane Spirit commenced charter contracts for a period of six months plus two extension options ranging from two to three months at significantly lower charter rates than their previous contracts. The Teekay LNG-Marubeni Joint Venture continues to seek medium-term to long-term employment for both vessels.

The Teekay LNG-Marubeni Joint Venture is a party to a loan facility for four of its LNG carriers, including the Magellan Spirit that had the grounding incident in January 2015. Teekay LNG has guaranteed its 52% share of the Teekay LNG-Marubeni Joint Venture’s obligations under this facility. The loan facility contains mandatory prepayment provisions upon early termination of a charter and requires the borrower to maintain a specific debt service coverage ratio. In June 2015, the lenders waived the mandatory prepayment provision in relation to the Magellan Spirit and the debt service coverage ratio covenant for the loan facility. Both waivers are for the remaining term of the facility. In return, the Teekay LNG-Marubeni Joint Venture funded an earnings account, which is collateral for the loan facility, with $7.5 million and prepaid $30.0 million of the loan facility, both in September 2015. These amounts were funded by Teekay LNG and Marubeni Corporation based on their respective ownership percentages.

Operating Results – Teekay LNG

The following table compares Teekay LNG’s operating results and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2015 and 2014 to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Liquefied Gas Carriers		Conventional Tankers		Teekay LNG Total
	Three Months Ended September 30,
	2015	2014	2015	2014	2015	2014
Revenues	75,142	76,687	23,273	24,089	98,415	100,776
Voyage expenses	—	(240)	(240)	(208)	(240)	(448)

Net revenues	75,142	76,447	23,033	23,881	98,175	100,328
Vessel operating expenses	(16,260)	(14,259)	(8,059)	(9,279)	(24,319)	(23,538)
Depreciation and amortization	(17,268)	(17,737)	(5,205)	(5,572)	(22,473)	(23,309)
General and administrative expenses(1)	(3,916)	(4,142)	(1,760)	(1,437)	(5,676)	(5,579)
Restructuring reversals (charges)	—	—	(3,510)	(2,231)	(3,510)	(2,231)

Income from vessel operations	37,698	40,309	4,499	5,362	42,197	45,671

Equity income	13,523	38,710	—	—	13,523	38,710

Calendar-Ship-Days(2)
Liquefied Gas Carriers	1,748	1,656	—	—	1,748	1,656
Conventional Tankers	—	—	736	778	736	778

(in thousands of U.S. dollars, except calendar-ship-days)	Liquefied Gas Carriers		Conventional Tankers		Teekay LNG Total
	Nine Months Ended September 30,
	2015	2014	2015	2014	2015	2014
Revenues	228,542	229,253	65,807	74,336	294,349	303,589
Voyage expenses	—	(1,768)	(931)	(1,180)	(931)	(2,948)

Net revenues	228,542	227,485	64,876	73,156	293,418	300,641
Vessel operating expenses	(46,693)	(43,719)	(23,362)	(28,395)	(70,055)	(72,114)
Depreciation and amortization	(53,578)	(53,738)	(15,673)	(17,211)	(69,251)	(70,949)
General and administrative expenses(1)	(14,755)	(13,350)	(4,697)	(4,891)	(19,452)	(18,241)
Restructuring recovery (charges)	—	—	(3,510)	(2,231)	(3,510)	(2,231)

Income from vessel operations	113,516	116,678	17,634	20,428	131,150	137,106

Equity income	60,583	92,007	—	—	60,583	92,007

Calendar-Ship-Days(2)
Liquefied Gas Carriers	5,187	4,914	—	—	5,187	4,914
Conventional Tankers	—	—	2,184	2,466	2,184	2,466

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.

Teekay LNG – Liquefied Gas Carriers

As at September 30, 2015, Teekay LNG’s liquefied gas fleet included 50 LNG carriers and 30 liquefied petroleum gas (or LPG)/Multigas carriers, including newbuildings, in which its interests ranged from 20% to 100%. The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 5,187 days for the nine months ended September 30, 2015 from 4,914 days for the same period in 2014, as a result of the acquisition of the Norgas Napa from I.M. Skaugen SE in November 2014. During the nine months ended September 30, 2015, two of Teekay LNG’s consolidated vessels in this segment were off-hire for 27 days compared to three vessels being off-hire for 71 days in the same period last year.

Income from vessel operations for Teekay LNG’s liquefied gas carriers decreased to $37.7 million and $113.5 million for the three and nine months ended September 30, 2015 compared to $40.3 million and $116.7 million for the same periods last year, primarily as a result of:

•

net decreases of $3.0 million and $7.9 million, respectively, for the three and nine months ended September 30, 2015 due to the effect on Teekay LNG’s Euro-denominated net revenues and vessel operating costs from the depreciation of the Euro against the U.S. Dollar; and

•

a decrease of $1.4 million for the nine months ended September 30, 2015, due to an increase in general and administrative expenses, primarily related to a greater amount of corporate services provided to Teekay LNG by us in 2015 to support its growth;

partially offset by

•

increases of $0.6 million and $5.6 million, respectively, for the three and nine months ended September 30, 2015, as a result of the scheduled dry docking and unscheduled off-hire in the first quarter of 2014 for two of Teekay LNG’s LNG carriers and scheduled dry docking in the third quarter of 2014 for one of Teekay LNG’s LNG carriers, partially offset by the Polar Spirit being off-hire for 25 days in the third quarter of 2015 for a scheduled dry docking; and

•	increases of $0.6 million and $1.7 million, respectively, for the three and nine months ended September 30, 2015, as a result of the acquisition and delivery of the Norgas Napa in November 2014.

Equity income related to Teekay LNG’s liquefied gas carriers decreased to $13.5 million and $60.6 million for the three and nine months ended September 30, 2015 compared to $38.7 million and $92.0 million for the same periods last year, as set forth in the table below:

(in thousands of U.S. Dollars)	Three Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Other	Total Equity Income
Three months ended September 30, 2015	(2,709)	2,222	9,325	(840)	5,561	(36)	13,523
Three months ended September 30, 2014	5,433	2,851	14,542	10,726	5,162	(4)	38,710

Difference	(8,142)	(629)	(5,217)	(11,566)	399	(32)	(25,187)

(in thousands of U.S. Dollars)	Nine Months Ended
	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Nine months ended September 30, 2015	9,389	6,506	25,863	3,057	15,944	(176)	60,583
Nine months ended September 30, 2014	4,264	7,782	37,965	26,616	15,384	(4)	92,007

Difference	5,125	(1,276)	(12,102)	(23,559)	560	(172)	(31,424)

The $8.1 million decrease for the three months ended September 30, 2015 in Teekay LNG’s 33% investment in the four Angola LNG Carriers was primarily due to unrealized losses on derivative instruments in 2015 as a result of long-term LIBOR benchmark interest rates decreasing for interest rate swaps compared to unrealized gains on derivative instruments in the same period last year, and a decrease in voyage revenues due to scheduled dry dockings for three of the four vessels in the joint venture during the third quarter of 2015. The $5.1 million increase for the nine months ended September 30, 2015 was primarily due to an increase in voyage revenues upon amending the charter contract in the second quarter of 2015 to allow for drydocking and operating costs to pass-through to the charterer, retroactive to the beginning of the charter contract, and unrealized gains on derivative instruments in 2015 as a result of long-term LIBOR benchmark interest rates increasing for interest rate swaps compared to unrealized losses on derivative instruments in the same period last year.

The $5.2 million and $12.1 million decreases for the three and nine months ended September 30, 2015, respectively, in equity income from Teekay LNG’s 50% ownership interest in Exmar LPG BVBA were primarily due to gains on the sales of the Flanders Tenacity, Eeklo and Flanders Harmony, which were sold during the second and third quarters of 2014, and hedge ineffectiveness of interest rate swaps in the third quarter of 2015, partially offset by higher contracted charter rates from four LPG newbuildings which delivered during 2014 and early 2015, net of the sale of four LPG carriers during 2014, and a loss on the sale of the Temse in the first quarter of 2014.

The $11.6 million and $23.6 million decreases for the three and nine months ended September 30, 2015, respectively, in Teekay LNG’s 52% investment in the MALT LNG Carriers were primarily due to fewer revenue days compared to the same periods in 2014 as a result of the disputed termination of the charter contract and unscheduled off-hire days relating to a grounding incident for the Magellan Spirit in the first quarter of 2015, the scheduled expiration of the charter contract for the Methane Spirit in March 2015 and the unscheduled off-hire days relating to the Woodside Donaldson to repair a damaged propulsion motor in January 2015.

Teekay LNG – Conventional Tankers

As at September 30, 2015, Teekay LNG’s conventional tanker fleet included seven Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, six of which it owns and two of which it leases under capital leases. All of Teekay LNG’s conventional tankers operate under fixed-rate charters. The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased to 2,184 days for the nine months ended September 30, 2015 from 2,466 days for the same period in 2014, as a result of the sales of the Algeciras Spirit and the Huelva Spirit in February 2014 and August 2014, respectively. During the nine months ended September 30, 2015, one of Teekay LNG’s vessels in this segment was off-hire for 22 days for a scheduled dry docking, compared to two of Teekay LNG’s vessels being off-hire for a total of 51 days for dry dockings during the same period in 2014.

Income from vessel operations for Teekay LNG’s conventional tankers decreased to $4.5 million and $17.6 million, respectively, for the three and nine months ended September 30, 2015, compared to $5.4 million and $20.4 million for the same periods last year, primarily as a result of:

•

decreases of $1.3 million and $2.2 million for the three and nine months ended September 30, 2015, due to higher revenues recognized in the same periods last year by the Bermuda Spirit and Hamilton Spirit relating to an agreement between Teekay LNG and the charterer that ended in October 2014, which resulted in Teekay LNG recognizing additional revenues in 2014 when Suezmax tanker spot rates exceeded a certain amount, partially offset by the Bermuda Spirit being off-hire for 27 days in the first quarter of 2014 and the Hamilton Spirit being off-hire for 24 days in the second quarter of 2014 for scheduled dry dockings; and

•

decreases of $1.0 million and $0.4 million for the three and nine months ended September 30, 2015, from the Toledo Spirit mainly due to the vessel being off-hire for 22 days in the third quarter of 2015 for a scheduled dry docking and due to lower revenues earned relating to the rate adjustment agreement between Teekay LNG and the charterer;

partially offset by:

•

an increase of $2.2 million for the three and nine months ended September 30, 2015 due to the restructuring charges in August 2014 to the seafarer severance payments upon CEPSA’s sale of Teekay LNG’s vessel under capital lease, the Huelva Spirit; and

•

increases of $0.4 million and $1.5 million for the three and nine months ended September 30, 2015, respectively, as a result of lower crew wage costs due to favorable foreign exchange impacts on crew wages denominated in foreign currencies.

Teekay Tankers

Recent Developments in Teekay Tankers

In August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers Corporation (or Principal Maritime) for an aggregate purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of its Class A common stock. As of September 30, 2015, 10 of the vessels have been delivered and the remaining two vessels delivered in October 2015. Nine of the vessels are trading in the spot tanker market and the remaining three vessels are trading under short-term fixed rate contracts. To finance the acquisition, in August 2015, Teekay Tankers has secured a $397.2 million loan facility maturing January 29, 2016, issued approximately 13.6 million shares of Class A common stock for net proceeds of $90.6 million, of which approximately 4.5 million shares were issued to us, and the remainder of purchase price has been financed with existing liquidity.

In July 2015, Teekay Tankers acquired the ship-to-ship transfer business (or SPT) from a company jointly owned by us and a Norway-based marine transportation company, I.M. Skaugen SE, for an aggregate purchase price of approximately $47.3 million (including $1.8 million for working capital). SPT provides a full suite of ship-to-ship (or STS) transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. SPT owns a fleet of six STS support vessels and has one in-chartered Aframax tanker. In connection with the SPT acquisition, in July 2015, Teekay Tankers issued approximately 6.5 million shares of Class B common stock to Teekay Holdings Ltd., a wholly-owned subsidiary of ours, for net proceeds of $45.5 million. These shares of Class B common stock were priced at $6.99 per share.

Operating Results – Teekay Tankers

The following table compares Teekay Tankers’ operating results and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2015 and 2014 to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenues	125,369	53,470	336,841	159,662
Voyage expenses	(2,588)	(2,872)	(9,967)	(7,923)

Net revenues	122,781	50,598	326,874	151,739
Vessel operating expenses	(33,574)	(22,935)	(82,216)	(69,314)
Time-charter hire expense	(22,600)	(6,309)	(54,396)	(8,473)
Depreciation and amortization	(17,399)	(12,451)	(46,298)	(37,378)
General and administrative expenses	(4,138)	(2,890)	(10,477)	(9,245)
Gain on sale of vessels	—	—	—	9,955
Restructuring reversals (charges)	(327)	—	(4,772)	—

Income from vessel operations	44,743	6,013	128,715	37,284

Equity income	2,762	1,612	8,931	4,221

Calendar-Ship-Days(1)
Conventional Tankers	4,160	2,907	11,494	8,072

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Tanker Market and TCE Rates

While crude tanker spot rates softened in August and September as refineries undertook scheduled seasonal maintenance, they have remained strong relative to historical third quarter average rates. Rates for the third quarter of 2015 were the highest third quarter rates since 2008. The strength in the crude tanker market is due to various factors, including:

•	positive tanker supply fundamentals, as fleet growth remains below historical averages;

•	ongoing commercial and strategic stockpiling in both OECD and non-OECD countries due to low oil prices;

•	high refinery throughput, as refiners take advantage of positive margins due to low global oil prices;

•	increased earnings, as bunker fuel prices remain low due to low global oil prices; and

•	high crude oil supply from OPEC.

Crude tanker rates at the beginning of the fourth quarter have strengthened since the end of the third quarter of 2015. We see crude tanker rates remaining firm through the remainder of the fourth quarter and into the first quarter of 2016, largely due to the factors highlighted above and the potential for weather and port delays.

Long Range 2 (or LR2) tanker rates in 2015 are averaging the highest levels since 2008, supported by record-high refinery throughput as well as the full ramping up of new Middle Eastern and Asian refineries, which increased demand for LR2 tankers. However, rates softened towards the end of the third quarter as refinery maintenance coincided with large increases to onshore distillates storage volumes. In the fourth quarter, there is potential for increased LR2 demand driven by intermittent and localized short-term floating storage requirements as onshore distillate tanks space is increasingly limited.

The global tanker fleet grew by 13.8 million deadweight tonnes (or mdwt), or 2.7%, in the first nine months of 2015. The global Suezmax fleet grew by nine vessels, or 1.8%, while the uncoated Aframax fleet grew by only one vessel, or 0.2%. During the same period, the LR2 fleet grew by 25 vessels, or 9.7%.

In October 2015, the International Monetary Fund (or IMF) reduced its outlook for 2015 global economic growth to 3.1%, down 0.2% from its July 2015 forecast. This represents a 0.3% decrease from global economic growth of 3.4% in 2014, according to the IMF. Based on an average of forecasts from the International Energy Agency, the EIA and OPEC, global oil demand is forecast to grow by 1.5 million barrels per day (or mb/d) in 2015, and by a further 1.3 mb/d in 2016.

The outlook for crude spot tanker rates is expected to remain firm during the fourth quarter of 2015 and into 2016 based on a combination of low fleet growth and an increase in long-haul tanker demand as more crude oil moves from the Atlantic Basin to the Pacific Basin. In addition, low oil prices are expected to continue to provide support for tanker demand during the fourth quarter of 2015 and into 2016.

	Three Months Ended September 30, 2015			Three Months Ended September 30, 2014
	Net Revenues(1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues(3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts - Suezmax	$28,429	818	$34,774	$15,436	730	$21,134
Voyage-charter contracts - Aframax	$34,628	1,177	$29,417	$7,227	371	$19,466
Voyage-charter contracts - LR2	$25,929	773	$33,555	$8,804	511	$17,232
Voyage-charter contracts - MR	$6,560	276	$23,782	$2,013	151	$13,365
Time-charter out contracts - Suezmax	$4,462	133	$33,646	$3,749	184	$20,373
Time-charter out contracts - Aframax	$12,539	642	$19,528	$12,445	697	$17,848
Time-charter out contracts - LR2	$2,114	83	$25,515	—	—	—
Time-charter out contracts - MR	—	—	—	$3,373	92	$36,666

Total	$114,661	3,902	$29,386	$53,047	2,736	$19,392

(1)	Excludes a total of $3.0 million in pool management fees and commissions payable for commercial management for Teekay Tankers’ vessels and $1.1 million in off-hire bunker and other expenses.
(2)	Excludes $12.2 million of full lightering and lightering support services for the three months ended September 30, 2015.
(3)	Excludes a total of $1.7 million in pool management fees and commissions payable for commercial management for Teekay Tankers’ vessels and $0.8 million in off-hire bunker and other expenses.

	Nine Months Ended September 30, 2015			Nine Months Ended September 30, 2014
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts - Suezmax	$98,366	2,606	$37,743	$46,360	2,142	$21,642
Voyage-charter contracts - Aframax	$99,646	3,387	$29,418	$17,350	903	$19,209
Voyage-charter contracts - LR2	$68,048	2,323	$29,295	$16,200	1,054	$15,372
Voyage-charter contracts - MR	$15,855	727	$21,796	$6,547	513	$12,772
Voyage-charter contracts - VLCC	—	—	—	$1,323	96	$13,805
Time-charter out contracts - Suezmax	$4,462	133	$33,646	$11,075	546	$20,283
Time-charter out contracts - Aframax	$30,994	1,655	$18,733	$40,147	2,270	$17,680
Time-charter out contracts - LR2	$2,114	83	$25,515	—	—	—
Time-charter out contracts - MR	$1,970	50	$39,036	$9,735	273	$35,661

Total	$321,455	10,964	$29,318	$148,737	7,797	$19,073

(1)	Excludes a total of $8.6 million in pool management fees and commissions payable for commercial management for Teekay Tankers’ vessels and $2.6 million in off-hire bunker and other expenses.
(2)

Excludes $12.2 million of full lightering and lightering support services for the nine months ended September 30, 2015, $4.4 million of crew redundancy costs recovery from one of our customers for the nine months ended September 30, 2015 and interest income from investment in term loans of $9.1 million for the nine months ended September 30, 2014.

(3)	Excludes a total of $4.6 million in pool management fees and commissions payable for commercial management of Teekay Tankers’ vessels and $1.6 million in off-hire bunker and other expenses.

Teekay Tankers – Conventional Tankers

As at September 30, 2015, Teekay Tankers owned 57 double-hulled conventional oil tankers, time-chartered in ten Aframax tankers and three LR2 product tankers from third parties and owned a 50% interest in one VLCC.

Income from vessel operations increased to $44.7 million and $128.7 million for the three and nine months ended September 30, 2015 compared to $6.0 million and $37.3 million for the same periods in the prior year, primarily as a result of:

•

increases of $25.3 million and $65.1 million for the three and nine months ended September 30, 2015, respectively, resulting from higher revenue due to higher average realized time charter equivalent (or TCE) rates earned by Suezmax, Aframax, LR2 and MR tankers for 2015;

•

net increases of $9.6 million and $35.0 million for the three and nine months ended September 30, 2015, respectively, primarily due to the addition of ten newly acquired and delivered Suezmax tankers, four of which had voyages which commenced during the third quarter of 2015, the addition of the one Aframax tanker and four LR2 product tankers we acquired during the first quarter of 2015 and the addition of six Aframax tankers and one LR2 product tanker that Teekay Tankers in-chartered at various times since the third quarter of 2014, partially offset by the addition of two VLCCs in March 2014 that were subsequently sold to TIL in May 2014;

•

net increases of $2.6 million and $12.8 million for the three and nine months ended September 30, 2015, respectively, due to various vessels changing employment between fixed-rate charters and spot voyage charters;

•

a net increase of $1.9 million for the three months ended September 30, 2015 due to fewer drydocking days during the three months ended September 30, 2015 compared to the same period in the prior year; and

•

increases of $1.5 million and $4.3 million for the three and nine months ended September 30, 2015, respectively, due to lower crewing costs resulting from a change in the nationality of crew on an MR product tanker during the first quarter of 2015;

partially offset by

•	a decrease of $10.0 million for the nine months ended September 30, 2015, due to the realized gain on sale of two wholly-owned subsidiaries, each of which owns one VLCC, to TIL in May 2014;

•	a decrease of $9.1 million for the nine months ended September 30, 2015, due to the interest income Teekay Tankers recognized in 2014 on its investments in term loans;

•	decreases of $1.3 million and $4.1 million for the three and nine months ended September 30, 2015, respectively, due to higher pool management fees and commissions paid compared to the prior year;

•

a net decrease of $1.0 million for the nine months ended September 30, 2015, due to more off-hire days in the first half of 2015 resulting from unscheduled repairs required for an Aframax tanker from an incident that occurred during late 2014, which was partially offset by fewer drydocking days during the nine months ended September 30, 2015 compared to the same period in the prior year;

•

net decreases of $0.9 million and $2.1 million for the three and nine months ended September 30, 2015, respectively, relating to the timing and extent of planned vessel maintenance and repairs and timing of crew training initiatives.

Equity income was $2.8 million and $8.9 million for the three and nine months ended September 30, 2015, respectively, compared to equity income of $1.6 million and $4.2 million, respectively, for the same periods in the prior year. The increases were primarily due to:

•

increases of $1.1 million and $4.9 million for the three and nine months ended September 30, 2015, primarily due to higher equity earnings from TIL resulting from overall higher realized spot rates earned, higher voyage days due to various vessels delivered to TIL, and an increase in ownership from 9.29% to 9.40% during the three and nine months ended September 30, 2015; and

•	an increase of $1.6 million for the nine months ended September 30, 2015, primarily due to higher equity earnings from Teekay Tankers’ 50% interest in TTOL, which it acquired in August 2014;

partially offset by

•

a decrease of $2.1 million for the nine months ended September 30, 2015, primarily due to a dilution gain as a result of Teekay Tankers’ reduced ownership interest in TIL from TIL’s share issuance completed as part of its initial public offering in March 2014.

Teekay Parent

Recent Developments in Teekay Parent

On November 10, 2015, we announced that we had priced a private offering of $200 million aggregate principal amount of our 8.5% Senior Notes due 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes will be an additional issuance of our outstanding 8.5% Senior Notes due 2020, which were issued on January 27, 2010 (or the Original Notes). The Notes will be issued under the same indenture governing the Original Notes, but will not be fungible with the Original Notes unless and until such time as the Notes are exchanged for additional Original Notes pursuant to the terms of a registration rights agreement. We intend to use a portion of the net proceeds to repay a portion of indebtedness outstanding under one of our revolving credit facilities and the balance to replenish cash reserves used to repay the outstanding principal balance of our NOK Bonds that matured in October 2015. The offering is expected to close on November 16, 2015, subject to customary closing conditions. Please read “Item 1 – Financial Statements: Note 19 – Subsequent Events.”

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, Teekay declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire while the necessary repairs and upgrades were completed and the weather permitted re-installation of the unit on the Banff field. We do not have off-hire insurance covering the Banff FPSO. The repairs and upgrades were completed in 2014, and the Banff FPSO unit resumed production on the Banff field in July 2014. In May 2015, we entered into a commercial settlement agreement with the charterer where by the charterer agreed to contribute approximately $55 million towards the upgrade costs. The settlement amount was in line with our expectations as at December 31, 2014.

In December 2014, Teekay Offshore’s Board of Director’s approved the acquisition of the Petrojarl Knarr FPSO from us, subject to the unit completing certain operational tests and commencing its charter contract at full rate. The Petrojarl Knarr FPSO achieved first oil and commenced its charter contract with BG in March 2015 on partial charter rate. In June 2015, the Petrojarl Knarr completed its operational testing and commenced its full charter rate and on July 1, 2015 we completed the sale of the Petrojarl Knarr to Teekay Offshore. The equity purchase price of the Petrojarl Knarr was $530.4 million, consisting of a fully built-up cost of $1.26 billion and a working capital adjustment of $15.5 million, less assumed debt of $745.1 million. The purchase price was primarily financed with a $492.0 million convertible promissory note issued to us, of which $300.0 million was converted into common units of Teekay Offshore on July 31, 2015 and $92.0 million was repaid during the third quarter of 2015. Of the remaining $38.4 million for the purchase price, $35.0 million was paid in cash by Teekay Offshore to us upon the acquisition of the Knarr Companies. Concurrent with the conversion of promissory note, we contributed $6.1 million to Teekay Offshore to maintain our 2% general partner interest.

Operating Results – Teekay Parent

The following table compares Teekay Parent’s operating results and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Offshore Production		Conventional Tankers		Other and Corporate G&A		Teekay Parent Total
	Three Months Ended September 30,
	2015	2014	2015	2014	2015	2014	2015	2014
Revenues	61,568	63,998	16,236	20,634	20,696	21,270	98,500	105,902
Voyage expenses	(9)	(6)	(116)	(3,869)	(176)	—	(301)	(3,875)

Net revenues	61,559	63,992	16,120	16,765	20,520	21,270	98,199	102,027
Vessel operating expenses	(51,875)	(54,315)	(4,539)	(6,247)	(4,177)	(7,413)	(60,591)	(67,975)
Time-charter hire expense	(7,335)	(7,530)	(9,988)	(13,718)	(9,781)	(10,684)	(27,104)	(31,932)
Depreciation and amortization	(17,610)	(21,145)	(713)	(713)	210	542	(18,113)	(21,316)
General and administrative expenses(1)	(2,751)	(5,427)	(556)	(975)	12,167	(2,551)	8,860	(8,953)
Net loss on sale of vessels and equipment	—	1,217	—	—	—	—	—	1,217
Restructuring charges	—	—	—	—	—	(434)	—	(434)

(Loss) income from vessel operations	(18,012)	(23,208)	324	(4,888)	18,939	730	1,251	(27,366)

Equity (loss) income	(1,828)	(481)	9,229	722	—	(1,760)	7,401	(1,519)

Calendar-Ship-Days(2)
FPSO Units	276	368	—	—	—	—	276	368
Conventional Tankers	—	—	644	920	—	—	644	920
Gas Carriers	—	—	—	—	184	184	184	184
FSO Units	92	92	—	—	184	138	276	230
Shuttle Tankers	184	184	—	—	—	—	184	184

(in thousands of U.S. dollars, except calendar-ship-days)	Offshore Production		Conventional Tankers		Other and Corporate G&A		Teekay Parent Total
	Nine Months Ended September 30,
	2015	2014	2015	2014	2015	2014	2015	2014
Revenues	196,895	170,551	51,122	67,668	56,609	74,242	304,626	312,461
Voyage expenses	(151)	(6)	(363)	(8,500)	(189)	(44)	(703)	(8,550)

Net revenues	196,744	170,545	50,759	59,168	56,420	74,198	303,923	303,911
Vessel operating expenses	(150,036)	(160,370)	(12,365)	(20,638)	(14,995)	(18,598)	(177,396)	(199,606)
Time-charter hire expense	(21,538)	(22,344)	(30,799)	(41,640)	(33,610)	(31,216)	(85,947)	(95,200)
Depreciation and amortization	(51,838)	(57,776)	(2,139)	(1,503)	435	661	(53,542)	(58,618)
General and administrative expenses(1)	(13,584)	(16,978)	(1,616)	(3,061)	3,860	(9,971)	(11,340)	(30,010)
Loan loss provision reversal	—	2,521	—	—	—	—	—	2,521
Net loss on sale of vessels and equipment	—	1,217	—	(502)	—	—	—	715
Restructuring charges	—	—	—	—	(1,782)	(1,091)	(1,782)	(1,091)

(Loss) income from vessel operations	(40,252)	(83,185)	3,840	(8,176)	10,328	13,983	(26,084)	(77,378)

Equity (loss) income	(9,532)	(1,460)	13,141	2,745	(525)	(2,036)	3,084	(751)

Calendar-Ship-Days(2)
FPSO Units	819	1,092	—	—	—	—	819	1,092
Conventional Tankers	—	—	1,911	2,815	—	—	1,911	2,815
Gas Carriers	—	—	—	—	546	546	546	546
FSO Units	273	273	—	—	546	319	819	592
Shuttle Tankers	546	546	—	—	—	—	546	546

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from four FPSO units and one conventional tanker, all remaining calendar-ship-days presented for 2015 relate to in-chartered days.

Teekay Parent – Offshore Production

Offshore Production for Teekay Parent consists of its FPSO units. As at September 30, 2015, Teekay Parent had a direct interest in three 100%-owned operating FPSO units.

The Hummingbird Spirit FPSO unit’s current charter contract expires on March 31, 2017 unless terminated by the charterer upon 90 days’ notice. The Hummingbird Spirit FPSO charter contract includes an incentive compensation component based on the oil price. In addition, the Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. The recent declines in the price of oil has or will negatively impact our incentive compensation under these contracts and may negatively impact our revenues in future periods if the oil price remains at or falls from current levels. The Banff FPSO unit completed its repairs and upgrades following storm damage in December 2011, and resumed production on the Banff field in July 2014. In mid-March 2015, the Petrojarl Knarr FPSO unit achieved first oil and commenced its charter contract with BG Norge, and during June 2015 the Petrojarl Knarr FPSO unit completed operational testing and commenced at the contract’s full charter rate. On July 1, 2015 we completed the sale of the Petrojarl Knarr FPSO unit to Teekay Offshore. The Teekay Parent results for nine months ended September 30, 2015 have been retrospectively adjusted to exclude the results of the Petrojarl Knarr FPSO as from March 2015 when the unit commenced operations, and the results for Teekay Offshore have been retrospectively adjusted to include the results of the Petrojarl Knarr from March 2015.

The number of Teekay Parent’s FPSO calendar-ship days for the nine months ended September 30, 2015 decreased compared to the same period last year due to the sale of the Petrojarl I FPSO unit to Teekay Offshore in December 2014.

Loss from vessel operations for Teekay Parent’s Offshore Production business improved to $18.0 million and $40.3 million for the three and nine months ended September 30, 2015 compared to $23.2 million and $83.2 million for the same periods last year, primarily as a result of:

•

increases of $7.1 million and $27.7 million, respectively, for the three and nine months ended September 30, 2015 compared with the same periods last year, excluding general and administrative expenses, due to the Petrojarl Banff FPSO unit recommencing operations under its time-charter contract in July 2014, partially offset by the in-process revenue contract for the Banff being fully amortized in 2014;

•

increases of $5.3 million and $17.2 million, respectively, for the three and nine months ended September 30, 2015 compared with the same periods last year, excluding general and administrative expenses, mainly due to lower operating costs and depreciation after the Petrojarl I FPSO unit’s sale to Teekay Offshore in December 2014 subsequent to its contract expiration and lay-up in April 2013;

•

an increase of $7.0 million for the nine months ended September 30, 2015 compared with the same period last year, excluding general and administrative expenses, related to the Petrojarl Foinaven due to higher production in 2015 compared to the same period in the prior year due to compressor and sub-sea issues which occurred in 2014, partially offset by lower oil price-linked revenue in 2015 and lower production in the third quarter of 2015 due to a scheduled maintenance shutdown; and

•

increases of $0.6 million and $9.5 million, respectively, for the three and nine months ended September 30, 2015 compared with the same periods last year, excluding general and administrative expenses, from the Petrojarl Knarr FPSO unit incurring pre-operating costs prior to its mobilization to the North Sea in 2014;

partially offset by

•

decreases of $5.4 million and $13.8 million, respectively, for the three and nine months ended September 30, 2015 compared with the same periods last year, excluding general and administrative expenses, relating to the Hummingbird Spirit FPSO unit, primarily due to lower incentive revenue in 2015, partially offset by lower repairs and maintenance costs;

•

a decrease of $2.2 million for the three months ended September 30, 2015 compared with the same period last year, excluding general and administrative expenses, related to lower average production for the Petrojarl Foinaven, due to a scheduled shutdown in 2015 for maintenance; and

•

decreases of $1.2 million and $3.7 million, respectively, for the three and nine months ended September 30, 2015 compared with the same periods last year, from a gain on the sale of an office premises in 2014 and the recovery of a receivable relating to a front-end engineering and design (or FEED) study which had previously been written off.

Teekay Parent – Conventional Tankers

As at September 30, 2015, Teekay Parent had a direct interest in one conventional tanker, two chartered-in conventional tankers from third parties, and four chartered-in conventional tankers from Teekay Offshore. The average fleet size (including vessels chartered-in), as measured by calendar-ship-days, decreased during the three and nine months ended September 30, 2015 compared to the same periods in the prior year due to the redeliveries to their owners of two chartered-in Suezmax tankers, one chartered-in Aframax tanker and one chartered-in MR product tanker during 2014, and the sale of four Suezmax tankers during 2014, partially offset by a new time-charter arrangement for two Aframax tankers during 2014 and the addition of one VLCC during 2014.

Income (loss) from vessel operations for Teekay Parent’s Conventional Tankers was $0.3 million and $3.8 million for the three and nine months ended September 30, 2015 compared to $(4.9) million and $(8.2) million in the same periods in the prior year. The increase was primarily a result of:

•	increases of $3.4 million and $7.8 million for the three and nine months ended September 30, 2015, respectively, due to higher average spot tanker TCE rates; and

•

net increases of $2.7 million and $4.1 million for the three and nine months ended September 30, 2015, respectively, due to lower vessel operating expenses from the sale of the four Suezmax tankers during 2014 and lower time-charter hire expense from redeliveries of various tankers to their owners during 2014, partially offset by the loss of revenue due to the sale and redeliveries of tankers.

Teekay Parent – Other and Corporate G&A

As at September 30, 2015, Teekay Parent chartered-in two LNG carriers from Teekay LNG and chartered-in two FSO units from Teekay Offshore.

Income from vessel operations for Teekay Parent’s Other and Corporate G&A was $18.9 million and $10.3 million, respectively, for the three and nine months ended September 30, 2015 compared to $0.7 million and $14.0 million for the same periods in the prior year, primarily as a result of:

•

increases of $13.9 million and $12.3 million for the three and nine months ended September 30, 2015 compared to the same periods in the prior year from business development fees received from Teekay Offshore in respect of the Petrojarl Knarr FPSO unit, the Arendal Spirit UMS and the six on-the-water, long-distance towing and offshore installation vessels;

•

an increase of $3.2 million for the three months ended September 30, 2015 compared to the same period in the prior year from fees received from TIL for our arrangement of the acquisition of certain of its vessels;

•

decreases of $4.4 million and $10.4 million, respectively, for the three and nine months ended September 30, 2015 compared to the same periods in the prior year, excluding general and administrative expenses, due to the Arctic Spirit and Polar Spirit LNG carriers earning lower charter rates commencing in 2015 from new contracts with the existing charterers; and

•

a decrease of $6.2 million for the nine months ended September 30, 2015 compared to the same period in the prior year mainly due to the interest income recognized in 2014 related to Teekay Parent’s investment in a term loan which was entered into in 2011 and ended in 2014.

Equity income (loss) increased to $7.4 million and $3.1 million, respectively, for the three and nine months ended September 30, 2015 compared to $(1.5) million and $(0.8) million for same periods in the prior year, primarily due to the equity income recorded in Teekay Parent’s investment in Petrotrans Holdings Ltd. resulting from a gain on the sale of SPT from the joint venture to Teekay Tankers in the three months ended September 30, 2015, partially offset by a deferred tax asset write down in 2015 and unrealized foreign exchange losses relating to Teekay Parent’s 43% investment in Sevan Marine ASA in the nine months ended September 30, 2015.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for the three and nine months ended September 30, 2015 and 2014:

(in thousands of U.S. dollars, except percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2015	2014	% Change	2015	2014	% Change
Interest expense	(62,450)	(52,206)	19.6	(176,184)	(151,195)	16.5
Interest income	2,161	2,786	(22.4)	4,890	5,362	(8.8)
Realized and unrealized loss on non-designated derivative instruments	(109,667)	(5,792)	1,793.4	(129,301)	(128,371)	0.7
Foreign exchange (loss) gain	(20,218)	19,497	(203.7)	(4,312)	16,557	(126.0)
Other (loss) income	(164)	(1,671)	(90.2)	(178)	5,846	(103.0)
Income tax expense	(2,450)	(3,111)	(21.2)	(2,207)	(9,102)	(75.8)

Interest Expense. Interest expense increased to $62.5 million and $176.2 million, respectively, for the three and nine months ended September 30, 2015, from $52.2 million and $151.2 million, respectively, for the same periods in the prior year, primarily due to:

•	increases of $11.3 million and $27.1 million for the three and nine months ended September 30, 2015, respectively, as a result of the Petrojarl Knarr FPSO unit commencing operations in March 2015;

•

increases of $3.1 million and $14.0 million for the three and nine months ended September 30, 2015, respectively, due to Teekay Offshore’s borrowings relating to the Suksan Salamander FSO unit (which commenced operations during the third quarter of 2014), the six towing vessels (which delivered throughout the first nine months of 2015), the Arendal Spirit UMS (which commenced operations during the second quarter of 2015) and the $300 million senior unsecured bonds Teekay Offshore issued in May 2014;

•

increases of $1.7 million and $6.2 million for the three and nine months ended September 30, 2015, respectively, as a result of further borrowing under a revolving credit facility Teekay Parent entered into in December 2012;

•

an increase of $1.1 million for the three and nine months ended September 30, 2015, due to the ineffective portion of unrealized losses incurred on interest rate swaps designated as cash flow hedges in Teekay Offshore during the third quarter of 2015 for the towage newbuildings; and

partially offset by

•

decreases of $2.4 million and $8.2 million for the three and nine months ended September 30, 2015, respectively, relating to lower interest expense on Teekay Parent, Teekay Offshore and Teekay LNG’s NOK senior unsecured bonds as a result of the depreciation of the NOK against the U.S. Dollar and a decrease in NIBOR, however, this decrease was offset by an increase in realized losses on cross currency swaps related to our NOK senior unsecured bonds, which losses are included in foreign currency exchange (losses) gains;

•

decreases of $1.4 million and $3.4 million for the three and nine months ended September 30, 2015, respectively, due to an increase in capitalized interest as a result of Teekay LNG exercising three newbuilding options with DSME in December 2014 and entering into an additional newbuilding agreement with Daewoo Shipbuilding & Marine Engineering Co. (or DSME) in February 2015 and two additional newbuilding agreements with HHI in June 2015;

•

decreases of $0.9 million and $2.9 million for the three and nine months ended September 30, 2015, respectively, due to lower interest rates on debt facilities and elimination of interest on capital lease obligations relating to Teekay LNG’s LNG carriers in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture) upon debt refinancing and termination of capital lease obligations in December 2014;

•

decreases of $0.6 million and $2.6 million for the three and nine months ended September 30, 2015, respectively, due to lower interest expense on Teekay LNG’s capital lease obligations associated with the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively;

•

decreases of $1.2 million and $3.7 million for the three and nine months ended September 30, 2015, respectively, due to lower interest expense on Teekay Parent’s 8.5% bonds as a result of bond repurchases during 2014;

•

a decrease of $1.5 million for the nine months ended September 30, 2015, mainly due to the sale of four Suezmax crude oil tankers along with their related debt facilities from Teekay Parent to TIL during February 2014;

•

decreases of $0.7 million and $1.9 million for the three and nine months ended September 30, 2015, respectively, relating to capitalized interest on the advances Teekay LNG made to the Yamal LNG Joint Venture in July 2014 to fund its proportionate share of the joint venture’s newbuilding installments; and

•

decreases of $0.4 million and $1.4 million for the three and nine months ended September 30, 2015, respectively, due to the impact of a decrease in EURIBOR and depreciation of the Euro against the U.S. Dollar on our Euro-denominated debt facilities.

Realized and unrealized losses on non-designated derivative instruments. Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. Net realized and unrealized losses on non-designated derivatives were $109.7 million and $129.3 million, respectively, for the three and nine months ended September 30, 2015, compared to $5.8 million and $128.4 million, respectively, for the three and nine months ended September 30, 2014, as detailed in the table below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of U.S. Dollars)	2015	2014	2015	2014
Realized (losses) gains relating to:
Interest rate swap agreements	(26,858)	(32,106)	(81,952)	(92,352)
Interest rate swap agreement terminations	(10,876)	—	(10,876)	1,000
Foreign currency forward contracts	(6,250)	(434)	(15,910)	(1,608)

	(43,984)	(32,540)	(108,738)	(92,960)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(60,682)	31,560	(20,356)	(32,934)
Foreign currency forward contracts	(4,792)	(3,897)	(1,735)	(2,772)
Stock purchase warrants	(209)	(915)	1,528	295

	(65,683)	26,748	(20,563)	(35,411)

Total realized and unrealized losses on derivative instruments	(109,667)	(5,792)	(129,301)	(128,371)

The realized (losses) gains relate to amounts we actually realized or paid to settle such derivative instruments. The unrealized (losses) gains on interest rate swaps for the three and nine months ended September 30, 2015 and 2014 were primarily due to changes in the forward interest swap rates.

As at September 30, 2015 and 2014, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.5 billion and $3.7 billion, respectively, with average fixed rates of approximately 3.4% and 3.6%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $26.9 million and $82.0 million during the three and nine months ended September 30, 2015, respectively, compared to $32.1 million and $92.4 million for the respective periods in the prior year under the interest rate swap agreements. We also incurred realized losses of $10.9 million during the three and nine months ended September 30, 2015, from the early termination of one interest rate swap, compared to realized gains of $1.0 million during the nine months ended September 30, 2014, from the early termination of one interest rate swap. Primarily as a result of changes in NOK during 2015 from 2014, we recognized realized losses of $6.3 million and $15.9 million during the three and nine months ended September 30, 2015, respectively, compared to $0.4 million and $1.6 million for the same periods last year under the foreign currency forward contracts.

Primarily as a result of significant changes in long-term benchmark interest rates during the three and nine months ended September 30, 2015, we recognized unrealized (losses) gains of ($60.7) million and ($20.4) million, respectively, compared to $31.6 million and ($32.9) million for the same periods last year under the interest rate swap agreements. Primarily as a result of changes in NOK during 2015 from 2014, we recognized unrealized losses of $4.8 million and $1.7 million during the three and nine months ended September 30, 2015, respectively, compared to $3.9 million and $2.8 million for the same periods last year under the foreign currency forward contracts.

In January 2014, we and Teekay Tankers formed TIL. We and Teekay Tankers purchased 5.0 million shares of common stock, representing an initial aggregate 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by us and Teekay Tankers of $50.0 million. In addition, we and Teekay Tankers received stock purchase warrants entitling us and Teekay Tankers to purchase up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. During the three and nine months ended September 30, 2015, we recognized unrealized (losses) gains ($0.2) million and $1.5 million, respectively, compared to ($0.9) million and $0.3 million for the same periods last year on the stock purchase warrants, which are included in the total unrealized (losses) gains on derivatives. Please read “Financial Statements: Note 15—Derivative Instruments and Hedging Activities.”

Please see “Item 5—Operating and Financial Review and Prospects: Valuation of Derivative Financial Instruments” in our Annual Report on Form 20-F for the year ending December 31, 2014, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized losses on derivative instruments.

Foreign Exchange (Loss) Gain. Foreign currency exchange (losses) gains were ($20.2) million and ($4.3) million, for the three and nine months ended September 30, 2015, respectively, compared to $19.5 million and $16.6 million, respectively, for the same periods last year. Our foreign currency exchange (losses) gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three and nine months ended September 30, 2015, foreign currency exchange losses include realized losses of $5.6 million (2014—$0.9 million) and $13.6 million (2014—$1.2 million) and unrealized losses of $70.4 million (2014 – $33.9 million) and $112.5 million (2014—$45.3 million) on our cross currency swaps and unrealized gains of $61.4 million (2014—$38.7 million) and $103.7 million (2014—$44.8 million) on the revaluation of our NOK-denominated debt. For the three and nine months ended September 30, 2015, foreign currency exchange (losses) gains include the revaluation of our Euro-denominated cash, restricted cash and debt of $(0.9) million and $20.4 million as compared to $22.2 million and $23.2 million for the same periods of 2014.

Income Tax Expense. Income tax expense decreased to $2.5 million and $2.2 million for the three and nine months ended September 30, 2015, compared to $3.1 million and $9.1 million, for the same periods last year. The decrease in current income tax expense for the nine months ended September 30, 2015 was primarily due to a decrease in the non-deductibility of certain intercompany interest expenses in Teekay Offshore’s Norwegian entities and a decrease in freight taxes in Teekay Parent. The increase in deferred income tax recovery for the three and nine months ended September 30, 2015 was primarily due to the acquisition of the Petrojarl Knarr FPSO unit by Teekay Offshore. Teekay Offshore expects to utilize more of its Norwegian tax losses from an increase in its taxable income, which resulted in a decrease in its deferred tax asset valuation allowance and an increase in deferred income tax recovery.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Teekay Offshore

Teekay Offshore’s business model is to employ its vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. The operating cash flow Teekay Offshore’s vessels generate each quarter, excluding a reserve for maintenance capital expenditures and distributions on Teekay Offshore’s preferred units, is generally paid out to its common unitholders within approximately 45 days after the end of each quarter. Teekay Offshore’s primary short-term liquidity needs are to pay quarterly distributions on its outstanding common units, Series A Preferred Units and Series B Preferred Units and Series C Preferred Units, to pay operating expenses, dry docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that Teekay Offshore’s primary sources of funds for its short-term liquidity needs will be cash flows from operations. We believe that Teekay Offshore’s existing cash and cash equivalents, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs, other than acquisitions and expansion capital expenditures, for at least the next 12 months. We expect that Teekay Offshore will rely upon external financing sources, including bank borrowings, the issuance of debt and equity securities and, in certain circumstances, loans from us, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Offshore may pursue to purchase additional vessels from us or third parties.

Teekay Offshore’s long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by Teekay Offshore’s fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the revenue generating capacity of its fleet. Teekay Offshore’s primary sources of funds for its long-term liquidity needs are cash from operations, long-term bank borrowings, proceeds from other debt or equity financings and proceeds from the sale of assets. Consequently, Teekay Offshore’s ability to continue to expand the size of its fleet is dependent upon its ability to obtain long-term bank borrowings and other debt, as well as its ability to raise debt or equity financing through either public or private offerings.

As at September 30, 2015, Teekay Offshore’s total cash and cash equivalents were $251.1 million, compared to $252.1 million at December 31, 2014. Teekay Offshore’s total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $305.3 million as at September 30, 2015, compared to $351.7 million as at December 31, 2014. The decrease in liquidity was primarily due to: liquidity used to fund a portion of the Petrojarl Knarr FPSO acquisition from us in July 2015, a portion of the final installment payment on the Arendal Spirit UMS in February 2015, payments for the delivery of six towing and offshore installation vessels in the nine months ended September 30, 2015 and payments for committed newbuildings and conversions; a reduction in the amount available for borrowing under Teekay Offshore’s revolving credit facilities; and the scheduled repayments or prepayments of outstanding term loans; partially offset by net proceeds of $249.8 million due to Teekay Offshore’s issuance of Series C Preferred Units in July 2015, net proceeds of $120.8 million from Teekay Offshore’s issuance of Series B Preferred Units in April 2015 and the drawdown of five new debt facilities and one existing revolving credit facility during the nine months ended September 30, 2015.

As at September 30, 2015, Teekay Offshore had a working capital deficit of $525.9 million, compared to a working capital deficit of $124.0 million at December 31, 2014. The current portion of long-term debt increased mainly due to the reclassification of NOK 500 million unsecured bonds maturing in January 2016 and two revolving credit facilities maturing in the second quarter of 2016 to current debt as at September 30, 2015, the assumption of one debt facility related to the acquisition of the Petrojarl Knarr FPSO unit from us in July 2015 and the drawdown of four new debt facilities, the proceeds of which Teekay Offshore used primarily to fund the final installment payment on the Arendal Spirit UMS, the delivery of six towing and offshore installation vessels during the nine months ended September 30, 2015 and installment payments on the four towing and offshore installation newbuildings. Teekay Offshore expects to manage its working capital deficit primarily with net operating cash flow generated, new term loans and, to a lesser extent, the proceeds of equity issuances to replenish liquidity used for newbuilding installments.

Teekay LNG

Teekay LNG’s business model is to employ its vessels on fixed-rate contracts, primarily with large energy companies and their transportation subsidiaries. The operating cash flow generated by Teekay LNG’s vessels each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, is generally paid out to its unitholders and general partner as cash distributions within approximately 45 days after the end of each quarter. Teekay LNG’s primary short-term liquidity needs include payment of its quarterly distributions, operating expenses, dry-docking expenditures and its debt service costs and the funding of general working capital requirements. We anticipate that Teekay LNG’s primary source of funds for its short-term liquidity needs will be cash flows from operations. We believe that Teekay LNG’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash, including cash from operations, will be sufficient to meet its existing liquidity needs, other than acquisitions and expansion capital expenditures, for at least the next 12 months.

Teekay LNG’s long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by its fleet, while maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the existing revenue generating capacity of its fleet. Teekay LNG’s primary sources of funds for its long-term liquidity needs are cash from operations, long-term bank borrowings and proceeds from other debt or equity financings and proceeds from the sale of assets. Consequently, Teekay LNG’s ability to continue to expand the size of its fleet is dependent upon its ability to obtain long-term bank borrowings and other debt, as well as the ability to raise debt or equity financing through either public or private offerings.

As at September 30, 2015, Teekay LNG’s cash and cash equivalents were $154.2 million, compared to $159.6 million at December 31, 2014. Teekay LNG’s total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $206.3 million as at September 30, 2015, compared to $295.2 million as at December 31, 2014. The decrease in total liquidity was primarily due to installment payments relating to Teekay LNG’s newbuildings and a reduction in the number of Teekay LNG’s revolving credit facilities from three to two.

As at September 30, 2015, Teekay LNG had a working capital deficit of $164.4 million. The working capital deficit includes a $60.2 million current capital lease obligation for two Suezmax tankers, under which the owner has the option to require Teekay LNG to purchase the vessels. However, Teekay LNG does not expect the owner to exercise this option. Teekay LNG expects to manage the remaining portion of its working capital deficit primarily with net operating cash flow, debt refinancing and, to a lesser extent, existing undrawn revolving credit facilities. Subsequent to September 30, 2015, Teekay LNG secured a new $150 million unsecured revolving credit facility to fund future capital commitments, which is expected to be completed later in the year. As at September 30, 2015, Teekay LNG had undrawn revolving credit facilities of $52.1 million.

Teekay Tankers

Teekay Tankers’ business model is to own and charter out oil and product tankers and it employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Teekay Tankers’ primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions.

As at September 30, 2015, Teekay Tankers’ total cash and cash equivalents were $80.6 million, compared to $162.8 million at December 31, 2014. Teekay Tankers’ total liquidity, including cash, cash equivalents and undrawn credit facilities, was $206.2 million as at September 30, 2015, compared to $289.0 million as at December 31, 2014. The decrease in total liquidity was primarily the result of Teekay Tankers’ acquisition of fifteen vessels in 2015 for a total purchase price of $786.4 million (consisting of $745.9 million in cash and approximately 6.1 million shares of its Class A common stock or $40.5 million) and its acquisition of SPT for a total purchase price of $47.3 million. This was partially offset by proceeds from the two new loan facilities in an aggregate amount of $523.8 million, net proceeds of $90.6 million related to the issuance of its Class A common stock to partially fund the acquisition of 10 modern Suezmax tankers, net proceeds of $78.2 million related to the issuance of its Class A common stock under its continuous offering program (or COP), net proceeds of $45.5 million related to the issuance of its Class B common stock to fund the acquisition of the STS business, and additional net proceeds of $13.7 million from the issuance of shares of its Class A common stock in January 2015 upon the exercise by the underwriters of their option to purchase additional shares in connection with Teekay Tankers’ December 2014 public offering. We believe that Teekay Tankers’ existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash, including cash from operations, will be sufficient to meet its existing liquidity needs, other than acquisitions and expansion capital expenditures, for at least the next 12 months.

Teekay Tankers’ short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock, scheduled repayments of its long-term debt, as well as funding its other working capital requirements. Teekay Tankers’ short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Teekay Tankers’ long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that Teekay Tankers’ long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. We expect that Teekay Tankers will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels from Teekay or third parties.

Teekay Tankers’ primary revolving credit facility is repayable in full in November 2017. As of September 30, 2015, the facility had an outstanding balance of $397.0 million. Immediately preceding its maturity in November 2017, the maximum amount available under the facility will be $349.4 million. In addition, Teekay Tankers has two loan facilities that mature in late January 2016, which as at September 30, 2015, had a total outstanding balance of $455.3 million. These facilities were entered into to partially finance its 2015 vessel acquisitions. Teekay Tankers has entered into discussions with lenders on refinancing its debt portfolio with the expectation that it will be completed by early January 2016. This may result in an increase in the rate of interest Teekay Tankers pays on amounts borrowed under the facility and remaining term loan facilities.

Teekay Parent

Teekay Parent owns three FPSO units and one conventional tanker and in-charters a number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from Teekay Offshore, Teekay LNG and Teekay Tankers, its undrawn credit facilities and proceeds from the sale of vessels to external parties or Teekay Offshore (and in the past, Teekay LNG and Teekay Tankers). As at September 30, 2015, Teekay Parent’s total cash and cash equivalents was $303.9 million, compared to $232.3 million at December 31, 2014. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $303.9 million as at September 30, 2015, compared to $466.8 million as at December 31, 2014. The decrease in liquidity is mainly attributable to a $211.5 million decrease in the maximum amount available under our $500 million revolving credit facility during the nine months ended September 30, 2015. As at September 30, 2015, the revolving credit facility was secured on the market value of 23.8 million common units of Teekay Offshore and 25.2 million common units of Teekay LNG owned by Teekay Parent (see below for further discussion). We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months. Subsequent to September 30, 2015, Teekay Parent announced that it had priced a private offering of $200 million aggregate principal amount of our 8.5% Senior Notes due 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. Please read “Item 1 – Financial Statements: Note 19 – Subsequent Events.”

We are targeting to complete the remaining FPSO and VLCC tanker sales to Teekay Offshore or third parties over the next several years, which is expected to further reduce Teekay Parent’s net debt position.

Teekay Corporation—Consolidated

Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $252.8 million, which mostly relates to our remaining 2015 and 2016 capital expenditure commitments. We are currently in the process of obtaining additional debt financing for our remaining capital commitments relating to our portion of newbuildings on order as at September 30, 2015. As at September 30, 2015, Teekay Corporation’s total consolidated cash and cash equivalents was $789.7 million, compared to $806.9 million at December 31, 2014. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $1.0 billion as at September 30, 2015, compared to $1.4 billion as at December 31, 2014.

We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.

Our revolving credit facilities and term loans are described in Item 1 – “Financial Statements: Note 8 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and 11 loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2015, these ratios ranged from 140.4% to 1,016.9% compared to their minimum required ratios of 105% to 135%. The vessel values used in these ratios are appraised values provided by third parties where available, or are prepared by us based on second-hand sale and purchase market data or are determined using a depreciated replacement cost approach. Changes in the conventional tanker market, FPSO market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at September 30, 2015 and December 31, 2014, this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at September 30, 2015, this aggregate amount was $411.0 million (December 31, 2014—$368.1 million). As at September 30, 2015, we were in compliance with all covenants required by our credit facilities and other long-term debt.

Our $500 million revolving credit facility, of which $262.0 million was drawn at September 30, 2015, is secured by common units of Teekay Offshore and Teekay LNG owned by us. On October 5, 2015, we finalized with our lenders an amendment to our existing equity margin revolving credit facility to increase the collateral package under the facility by pledging additional common units of Teekay Offshore owned by us and shares of Class A common stock of Teekay Tankers owned by us and modifying the required loan to value ratio. If, as a result of a decline in the aggregate market value of the pledged securities, the outstanding balance of the loans exceeds the loan-to-value ratio, we must prepay amounts under the facility. As of November 11, 2015, after giving effect to the amendment, $278.3 million was drawn under this facility and $62.3 million was undrawn.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read “Item 3 – Quantitative and Qualitative Disclosures About Market Risk.”

The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2015	2014
Net operating cash flows	633,555	291,163
Net financing cash flows	931,179	522,970
Net investing cash flows	(1,581,939)	(722,897)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates, which have increased in recent months after a number of years of historically lower rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of two of our FPSO units include incentives based on average annual oil prices, the recent reduction in global oil prices has negatively impacted our operating cash flows.

Net cash flow from operating activities increased to $633.6 million for the nine months ended September 30, 2015, from $291.2 million for the nine months ended September 30, 2014. This increase was primarily due to a $287.1 million increase in income from vessel operations before depreciation, amortization, asset impairments and loan loss recoveries, net gain on sale of vessels, equipment and other assets and the amortization of in-process revenue contracts of our businesses, primarily as a result of increased operating cash flows from our businesses due to higher average TCE rates earned by our conventional tanker fleet, increases in conventional tanker fleet size and increased operating cash flows from our FPSO fleet. We received dividends from our joint ventures of $90.1 million for the nine months ended September 30, 2015, compared to $15.6 million in 2014. There was an $24.2 million increase in cash flow from lower expenditures for dry docking due to fewer vessels dry-docked in 2015 compared to 2014. The increases in cash flow were partially offset by a decrease in changes to non-cash working capital items of $11.9 million, primarily due to the timing of capitalized vessel modifications and the timing of deferred revenue and receivables, and a $26.9 million increase in interest expense (net of interest income and including realized losses on interest rate swaps and interest rate swaps terminations) for the nine months ended September 30, 2015 compared to 2014.

For a further discussion of changes in income from vessel operations before depreciation, amortization, asset impairments, net (gain) loss on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, please read “Results of Operations.”

Financing Cash Flows

Teekay’s publicly-traded subsidiaries (or the Daughter Companies) hold most of our liquefied gas carriers (Teekay LNG), offshore assets, including shuttle tankers, FPSO units and FSO and offshore support units (Teekay Offshore) and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay, with a combination of net proceeds from public and private issuances of debt and equity securities or the assumption of debt related to acquired vessels. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $560.0 million in the nine months ended September 30, 2015, compared to $145.2 million in the same period last year. As the sizes of the Daughter Companies have grown through acquisitions, whether from Teekay or otherwise, the amount of their operating cash flows generally has increased, which has resulted in larger aggregate distributions, primarily from Teekay Offshore and Teekay LNG. Distributions to non-controlling interests increased to $257.4 million in the nine months ended September 30, 2015 from $245.9 million in the same period last year. In addition, distributions from the Daughter Companies to Teekay Parent increased to $135.8 million in the nine months ended September 30, 2015 from $130.3 million in the same period last year.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, was $1.3 billion in the nine months ended September 30, 2015, and $1.3 billion in the same period last year. We used these net proceeds primarily to finance capital expenditures. Changes in net proceeds from long-term debt from 2015 to 2014 were primarily the result of variation in the level of capital expenditures during these periods.

Dividends paid by Teekay during the nine months ended September 30, 2015 on its outstanding common stock were $85.9 million or $1.1825 per share, compared to $68.1 million or $0.9488 per share during the nine months ended September 30, 2014. Effective in 2015, after the sale of the Petrojarl Knarr FPSO to Teekay Offshore which took place on July 1, 2015, Teekay’s quarterly dividend payment is expected to be primarily based on the cash flow contributions from our general partner and limited partner interests in Teekay Offshore and Teekay LNG, together with other dividends received, after deductions for parent company level corporate general and administrative expenses and any reserves determined to be required by our Board of Directors.

Investing Cash Flows

During the nine months ended September 30, 2015, we incurred capital expenditures for vessels and equipment of $1.6 billion, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Parent incurred $85.2 million of capital expenditures mainly for the installment payments and conversion costs of the Petrojarl Knarr FPSO unit. Teekay Offshore incurred capitalized expenditures of $563.3 million, including $213.3 million on the six towing and offshore installation vessels delivered in the nine months ended September 30, 2015, the $167.0 million final installment on the Arendal Spirit UMS, $60.2 million of upgrade costs on the Petrojarl I FPSO unit, $46.7 million on FSO conversion costs, the $33.2 million first installment payment on three newbuilding shuttle tankers, $28.8 million on various other vessel additions and installments of $14.1 million on the four newbuilding towing and offshore installation vessels. Teekay LNG incurred capital expenditures of $166.5 million relating to newbuilding installments for six of its 11 LNG carrier newbuildings. Teekay Tankers incurred capital expenditures of $756.5 million relating to the acquisition of 10 Suezmax tankers from Principal Maritime during the third quarter of 2015, the acquisition of four LR2 product tankers and one Aframax tanker in the first quarter of 2015 and other capital expenditures. In addition, we invested $34.5 million in our equity-accounted investees, primarily related to Teekay Offshore’s 50% interest in the Libra FPSO joint venture, provided capital to Teekay LNG’s equity accounted investment primarily to prepay debt within the Teekay LNG-Marubeni Joint Venture and we were repaid $54.3 million from our loans to equity-accounted investees. During the first quarter of 2015, Teekay Offshore received proceeds of $8.9 million from the sale of a 1997-built shuttle tanker. In addition, Teekay Tankers invested $47.0 million related to the acquisition of SPT during the third quarter of 2015.

During the nine months ended September 30, 2014, we incurred capital expenditures for vessels and equipment of $732.9 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Parent incurred $545.5 million of capital expenditures primarily for the installment payments and conversion costs of the Petrojarl Knarr FPSO unit. Teekay Offshore incurred capitalized expenditures of $140.8 million including the installments of $53.3 million on the four newbuilding ALP towage vessels, $35.8 million on FSO conversion costs and $51.7 million on various other vessel additions. Teekay LNG incurred capital expenditures of $45.2 million mainly relating to newbuilding installments for five LNG newbuild vessels equipped with MEGI twin engines. In addition, we invested $64.5 million in our equity-accounted investees, primarily related to Teekay Tankers’ and Teekay Parents’ $50.0 million investment in TIL. Teekay Parent invested $25.0 million in a cost accounted investment and we advanced $88.5 million to our equity-accounted investees. We received proceeds of $167.3 million from the sale of four 2009-built Suezmax tankers, an office premises, and two single-ship wholly-owned subsidiaries of Teekay Tankers, each of which owns one VLCC.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The following table summarizes our and the Daughter Companies’ long-term contractual obligations as at September 30, 2015:

			2016	2018
			and	and	Beyond
	Total	2015	2017	2019	2019
	In millions of U.S. Dollars
Teekay Offshore
Long-term debt (1) (2)	3,379.9	90.6	1,081.0	1,241.4	966.9
Chartered-in vessels (operating leases)	88.4	13.0	75.4	—	—
Newbuilding installments/conversion (3)	1,647.1	237.6	1,329.1	80.4	—

	5,115.4	341.2	2,485.5	1,321.8	966.9

Teekay LNG
Long-term debt (2) (4)	1,994.8	32.0	368.5	852.9	741.4
Commitments under capital leases (5)	67.8	1.9	38.6	27.3	—
Commitments under operating leases (6)	328.7	9.1	48.2	48.2	223.2
Newbuilding installments/shipbuilding supervision (7)	2,977.1	28.8	1,273.7	1,476.3	198.3

	5,368.4	71.8	1,729.0	2,404.7	1,162.9

Teekay Tankers
Long-term debt (8)	1,022.1	18.1	885.1	76.4	42.5
Chartered-in vessels (operating leases) (9)(10)	69.7	19.8	49.9	—	—

	1,091.8	37.9	935.0	76.4	42.5

Teekay Parent
Long-term debt (2) (11)	986.4	82.1	250.5	261.1	392.7
Chartered-in vessels (operating leases) (10)	20.9	2.3	18.2	0.4	—
Asset retirement obligation	25.7	—	—	—	25.7

	1,033.0	84.4	268.7	261.5	418.4

Total	12,608.6	535.3	5,418.2	4,064.4	2,590.7

(1)

Excludes expected interest payments of $26.0 million (remainder of 2015), $172.7 million (2016 and 2017), $98.9 million (2018 and 2019) and $61.9 million (beyond 2019). Expected interest payments are based on LIBOR or NIBOR, plus margins which ranged between 0.30% and 5.75% as at September 30, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Offshore has used as an economic hedge of certain of its variable rate debt and NOK-denominated obligations.

(2)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2015.
(3)

Consists of Teekay Offshore’s acquisition of four towing and offshore installation newbuildings, two UMS newbuildings and three shuttle tanker newbuildings, our 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, and the FSO conversion for the Randgrid shuttle tanker. Please read “Item 1 – Financial Statements: Note 10a – Commitments and Contingencies – Vessels Under Construction.”

(4)

Excludes expected interest payments of $11.3 million (remainder of 2015), $82.2 million (2016 and 2017), $43.6 million (2018 and 2019) and $44.2 million (beyond 2019). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR, EURIBOR or NIBOR at September 30, 2015, plus margins on debt that has been drawn that ranged up to 5.25% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps or swaption that Teekay LNG has used as an economic hedge of certain of its variable-rate debt.

(5)

Includes, in addition to lease payments, amounts Teekay LNG may be required to pay to purchase leased vessels at the end of lease terms. The lessor has the option to sell these vessels to Teekay LNG at any time during the remaining lease term; however, this table assumes that the lessor will not exercise its right to sell the vessels to Teekay LNG until after the lease terms expire, which is during the years 2017 to 2018. The purchase price for any vessel Teekay LNG is required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. Teekay LNG expects to satisfy any such purchase price by assuming the existing vessel financing, although Teekay LNG may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to it assuming the financing obligations. Please read “Item 1 – Financial Statements: Note 5 – Vessel Charters.”

(6)	Teekay LNG has corresponding leases whereby Teekay LNG is the lessor and expects to receive approximately $289.5 million under these leases from the remainder of 2015 to 2029.
(7)

Between December 2012 and June 2015, Teekay LNG entered into agreements for the construction of 11 wholly-owned LNG carrier newbuildings. The remaining cost for these newbuildings totaled $1,954.9 million as of September 30, 2015, including estimated interest and construction supervision fees.

As part of the acquisition of an ownership interest in the BG Joint Venture, Teekay LNG agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund Teekay LNG’s proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and Teekay LNG’s proportionate share of newbuilding installments, net of the secured financing within the joint venture for the LNG carrier newbuildings, totaled $81.0 million as of September 30, 2015. However, as part of this agreement with BG, Teekay LNG expects to recover approximately $19.3 million of the shipbuilding supervision and crew training costs from BG between 2015 and 2019.

In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six LNG carrier newbuildings. As at September 30, 2015, Teekay LNG’s 50% share of the remaining cost for these six newbuildings totaled $941.2 million. The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

The table above excludes seven LPG carrier newbuildings scheduled for delivery between 2015 and 2018 in the joint venture between Exmar and Teekay LNG as the joint venture does not require additional capital contributions from Exmar and Teekay LNG. As at September 30, 2015, Teekay LNG’s 50% share of the remaining cost for these seven newbuildings totaled $150.6 million, including estimated interest and construction supervision fees. Please read “Item 1 – Financial Statements: Note 10c – Commitments and Contingencies – Joint Ventures.”

(8)

Excludes expected interest payments of $4.6 million (remainder of 2015), $10.5 million (2016 and 2017), $1.7 million (2018 and 2019) and $0.7 million (beyond 2019). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.90% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.80% at September 30, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers has used to hedge certain of its floating-rate debt.

(9)

Excludes payments required if Teekay Tankers executes all options to extend the terms of in-chartered leases signed as of September 30, 2015. If Teekay Tankers exercises all options to extend the terms of signed in-chartered leases, Teekay Tankers would expect total payments of $20.4 million (remainder of 2015), $76.6 million (2016 and 2017) and $8.4 million (2018).

(10)	Excludes internal time-charter-in commitments between Teekay Parent and its subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers.
(11)

Excludes expected interest payments of $13.7 million (remainder of 2015), $92.8 million (2016 and 2017), $72.3 million (2018 and 2019) and $16.7 million (beyond 2019). Expected interest payments are based on the existing interest rate for a fixed-rate loan at 8.5% and existing interest rates for variable-rate loans that are based on LIBOR or NIBOR, plus margins which ranged between 1.6% and 4.75% as at September 30, 2015. The expected interest payments do not reflect the effect or related interest rate swaps that Teekay Parent uses as an economic hedge of certain of its variable rate debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Financial Statements: Note 23 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2014.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014. There were no significant changes in accounting estimates and assumptions from those discussed in such Annual Report on Form 20-F.

Goodwill

Based on conditions that existed at September 30, 2015, we do not believe that there is a reasonable possibility that the goodwill attributable to our reporting units with goodwill might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these factors are referenced in the following section entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2015 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•	our future financial condition or results of operations and future revenues and expenses;

•	our long-term plans for Teekay Parent, including the anticipated sale of its remaining FPSO units and VLCC tanker over the next several years and the expected decrease in debt position;

•

offshore, LNG, LPG, LR2 and tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production in the tanker market;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	our future growth prospects;

•	future capital expenditure commitments and the financing requirements for such commitments;

•

Teekay LNG’s to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charter, specifically, Teekay LNG’s 52% owned vessels, the Magellan Spirit and the Methane Spirit;

•	the expectation that insurance will cover the costs related to the grounding of the Magellan Spirit, less an applicable deductible;

•	the expected outcome of Teekay LNG’s dispute on the charterer’s claims of the aggregate off-hire time and charter contract termination for the Magellan Spirit;

•	expected costs, capabilities, delivery dates of and financing for newbuildings, acquisitions and conversions, including the possible purchase of Teekay LNG’s leased Suezmax tankers;

•	expected completion of Teekay LNG’s $150.0 million unsecured revolving credit facility;

•	our expectations regarding trading of certain vessels in the spot tanker market;

•	the impact of the Principal Maritime vessel and SPT acquisition on Teekay Tankers’ cash flows and fleet utilization;

•	the ability of TIL to benefit from the cyclical tanker market;

•	our ability to obtain charter contracts for newbuildings or other vessels;

•	the exercise of options to order additional newbuildings, and the chartering of any such vessels;

•	expected financing for the Yamal LNG Joint Venture;

•	the cost of supervision and crew training in relation to the BG Joint Venture;

•	the future valuation or impairment of goodwill;

•	our expectations as to any impairment of our vessels;

•	future debt refinancings and our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	the expected resolution of legal claims against us;

•	payment of additional consideration for our acquisitions of ALP and Logitel and the capabilities of the ALP vessels and UMS;

•	expected uses of proceeds from vessel or securities transactions;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	the timing and amount of dividends distributed by our equity accounted joint ventures;

•	the potential financial exposure to us if the UK taxing authority can successfully challenge the tax benefits available under certain of our leasing arrangements;

•	the possibility of an extended LNG plant closing in Yemen;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock and common units.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, LNG or LPG carriers, LR2 vessels, UMS or towage vessels; potential inability to obtain charters for two UMS or financing related to UMS and towing vessels; Teekay Offshore’s ability to successfully operate in new markets, including the East Coast of Canada; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; changes in our expenses; our future capital expenditure requirements and the inability to secure financing for such requirements; the inability of us to complete vessel sale transactions to our public company subsidiaries or to third parties; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; inherent uncertainties involving litigation and claims; conditions in the capital markets and lending markets; our ability to successfully integrate the recent vessel and business acquisitions; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2014. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2015

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 1 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure at times by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following nine to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at September 30, 2015, we had the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (1)	Average Forward Rate (2)	Fair Value / Carrying Amount of Asset	Expected Maturity
			(Liability)(3) $	2015(3) $	2016(3) $	2017(3) $
Euro	10,517	0.87	(260)	9,617	2,413	—
Norwegian Kroner	1,166,000	7.49	(19,010)	25,459	93,229	36,990
Singapore Dollar	22,442	1.36	(872)	—	16,537	—

			(20,142)	35,076	112,179	36,990

(1)	Foreign currency contract amounts in thousands.
(2)	Average forward rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at September 30, 2015, we had Euro-denominated term loans of 226.0 million Euros ($252.6 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps in connection with our NOK bond issuances, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2015 through 2020. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our outstanding NOK-denominated bonds. As at September 30, 2015, we were committed to the following cross currency swaps:

Notional	Notional	Floating Rate Receivable		Fixed
Amount NOK(1)	Amount USD(1)	Reference Rate	Margin	Rate Payable	Fair Value	Remaining Term (years)
700,000	122,800	NIBOR	4.75%	5.52%	(41,134)	—
500,000	89,710	NIBOR	4.00%	4.94%	(31,659)	0.3
600,000	101,351	NIBOR	5.75%	7.49%	(34,461)	1.3
700,000	125,000	NIBOR	5.25%	6.88%	(47,380)	1.6
800,000	143,536	NIBOR	4.75%	6.07%	(54,380)	2.3
900,000	150,000	NIBOR	4.35%	6.43%	(51,387)	2.9
1,000,000	162,200	NIBOR	4.25%	6.42%	(53,179)	3.3
1,000,000	134,000	NIBOR	3.70%	5.92%	(21,956)	4.6

					(335,536)

(1)	In thousands of Norwegian Kroner and U.S. Dollars.

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through our borrowings that require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our floating-rate debt exposure based on our outlook for interest rates and other factors.

We are exposed to credit loss if the counterparties to our interest rate swap agreements fail to perform. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2015, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Balance of	Expected Maturity Date						Fair Value Asset /
	2015	2016	2017	2018	2019	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)	127.5	1,282.4	987.7	1,303.8	323.6	1,436.4	5,461.4	(5,383.1)	1.9%
Variable Rate (Euro)(3)(4)	3.7	15.4	16.6	132.6	9.4	74.9	252.6	(243.1)	1.5%
Variable Rate (NOK)(4)(5)	82.2	58.7	152.7	199.6	117.4	117.4	728.0	(703.5)	5.8%
Fixed-Rate Debt ($U.S.)	9.4	27.0	44.6	25.6	319.8	514.8	941.2	(869.3)	6.6%
Average Interest Rate	4.9%	4.8%	2.3%	4.8%	5.9%	7.6%	6.6%
Capital Lease Obligations
Fixed-Rate ($U.S.)(6)	1.1	4.5	28.3	26.3	—	—	60.2	(60.2)	5.5%
Average Interest Rate(7)	5.4%	5.4%	4.6%	6.4%	—	—	5.5%
Interest Rate Swaps:
Contract Amount ($U.S.)(8)	64.0	1,015.7	502.5	311.3	265.4	1,409.9	3,568.8	(384.1)	3.3%
Average Fixed Pay Rate(2)	2.7%	2.9%	3.6%	2.4%	2.8%	3.9%	3.3%
Contract Amount (Euro)(4)(9)	3.7	15.4	16.6	132.6	9.4	74.9	252.6	(37.4)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	3.1%	2.6%	3.7%	3.8%	3.1%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of September 30, 2015, ranged from 0.3% to 3.95% for U.S. Dollar denominated debt. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2015.
(5)

Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at rates between 4.94% to 7.49% and interest rate payments swapped from NIBOR plus margins between 3.70% to 5.75% and the transfer of principal fixed between $89.7 million to $162.2 million upon maturity in exchange for NOK 500 million to NOK 1 billion.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)

The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(8)

The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR. The table above does not reflect Teekay LNG’s interest rate swaption agreements, whereby Teekay LNG has a one-time option to enter into an interest rate swap at a fixed rate with a third party, and the third party has a one-time option to require Teekay LNG to enter into an interest rate swap at a fixed rate. If Teekay LNG or the third party exercises their option, there will be cash settlements for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap. The net fair value of the interest rate swaption agreements as at September 30, 2015 was a liability of $5.3 million.

(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Equity Price Risk

We and Teekay Tankers are exposed to the changes in the price of TIL’s common stock. We and Teekay Tankers have stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. As at September 30, 2015, the first two tranches have vested. The stock purchase warrants expire on January 23, 2019.

Commodity Price Risk

From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at September 30, 2015, we were not committed to any bunker fuel swap contracts.

Spot Tanker Market Rate Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time we have entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce our exposure to spot tanker market rates. As at September 30, 2015, we had no FFA commitments.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2015

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See “Part I, Item 1 – Financial Statements: Note 10d – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.

Item 1A – Risk Factors

In addition to the risk factors below and the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014, which could materially affect our business, financial condition or results of operations.

Teekay LNG and many of its customers’ substantial operations outside the United States expose it to political, governmental and economic instability, which could harm its operations.

Because Teekay LNG’s operations, and the operations of certain of its customers, are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where Teekay LNG and they engage in business. Any disruption caused by these factors could harm Teekay LNG’s business or the business of these customers, including by reducing the levels of oil and gas exploration, development and production activities in these areas. Teekay LNG derives some of its revenues from shipping oil, LNG and LPG from politically and economically unstable regions, such as Angola and Yemen. Hostilities, strikes, or other political or economic instability in regions where Teekay LNG or these customers operate or where Teekay LNG or they may operate could have a material adverse effect on the growth of its business, results of operations and financial condition and ability to make cash distributions, or on the ability of these customers to make payments or otherwise perform their obligations to Teekay LNG. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which Teekay LNG operates or to which Teekay LNG traded may harm its business and ability to make cash distributions and a government could requisition one or more of its vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm Teekay LNG’s cash flow and financial results. Two vessels owned by Teekay LNG’s joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) are chartered to Yemen LNG Company Limited, an entity that operates in Yemen and has close ties to the Yemeni government. The hostilities in Yemen have adversely affected the LNG facilities in Yemen and could hinder Yemen LNG Company Limited’s ability to perform its obligations under its time charter contracts with Teekay LNG’s joint venture, which would adversely affect its operating results and liquidity. The Teekay LNG-Marubeni Joint Venture and Yemen LNG Company Limited are currently discussing a possible extended LNG plant closing in Yemen, which may result in the Teekay LNG-Marubeni Joint Venture temporarily deferring a portion of the charter payments otherwise payable to the Teekay LNG-Marubeni Joint Venture by the charterer.

Certain of Teekay LNG’s lease arrangements contain provisions whereby it has provided a tax indemnification to third parties, which may result in increased lease payments or termination of favorable lease arrangements.

Teekay LNG and certain of its joint ventures are party and were party to lease arrangements whereby the lessor could claim tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation or the interpretation thereof by the United Kingdom (or U.K.) taxing authority, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. Under the capital lease arrangements, Teekay LNG does not have the ability to pass these increased rentals onto its charter party. However, the terms of the lease arrangements enable Teekay LNG and its joint venture partner to jointly terminate the lease arrangement on a voluntary basis at any time. In the event of an early termination of the lease arrangements, the joint venture must pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any.

Teekay LNG and its joint venture partner were the lessee under three separate 30-year capital lease arrangements (or the RasGas II Leases) with a third party for three LNG carriers (or the RasGas II LNG Carriers). On December 22, 2014, Teekay LNG and its joint venture partner voluntarily terminated the leasing of the RasGas II LNG Carriers. However, Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), of which Teekay LNG owns a 70% interest, remains obligated to the lessor under the RasGas II Leases to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges resulted in a court decision from the First Tribunal on January 2012 regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. However, HMRC appealed the 2013 decision to the Court of Appeal and in August 2014, HMRC was successful in having the judgment of the First Tribunal (in favor of the taxpayer) set aside. Taking into account the appellate court’s comments on the earlier judgment, the First Tribunal reconsidered the matter and ruled in favor of HMRC in a decision released on August 14, 2015. The taxpayer in this particular ruling has the election to appeal the First Tribunal’s decision, but it is unclear whether such an appeal has been filed since that information is not currently publically available. Teekay LNG continues to monitor the situation. If the lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, Teekay LNG’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

In addition, Teekay LNG’s subsidiaries of another joint venture formed to service the Tangguh LNG project in Indonesia have lease arrangements with a third party for two LNG carriers. The terms of the lease arrangements provide similar tax and change of law risk assumption by this joint venture as Teekay LNG had with the three RasGas II LNG Carriers.

Declining market values of the common units of Teekay Offshore or Teekay LNG or the Class A common stock of Teekay Tankers may result in required repayments under one of our credit facilities.

Teekay is a borrower under a $500 million revolving credit facility which, as of September 30, 2015, was secured by common units of Teekay Offshore and Teekay LNG owned by Teekay. The credit facility includes a loan-to-value ratio relating to the value of the pledged securities. If, as a result of a decline in the aggregate market value of the pledged securities, the outstanding balance of the loans exceeds the loan-to-value ratio, Teekay must prepay amounts under the facility. As of September 30, 2015, the outstanding loans under the facility totaled $262.0 million. On October 5, 2015, Teekay amended this revolving credit facility and agreed to pledge as collateral additional common units of Teekay Offshore and shares of Class A common stock of Teekay Tankers owned by Teekay and modifying the required loan to value ratio. If, as a result of a decline in the aggregate market value of the pledged securities, the outstanding balance of the loans exceeds the loan-to-value ratio, the Company must prepay amounts under the facility. As of November 11, 2015, after giving effect to the amendment, $278.3 million was drawn under this facility and $62.3 million was undrawn.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-192753) FILED WITH THE SEC ON DECEMBER 10, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 13, 2015	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)